APF ENERGY

2100,144 FOURTH AVENUE S.W.
CALGARY, ALBERTA T2P 3N4
PHONE: (403) 294-1000
TOLL FREE: (800) 838-9206
FAX: (403) 294-1074
EMAIL: INVEST@APFENERGY.COM
WEBSITE: WWW.APFENERGY.COM

02060845

December 23, 2002

Please reply to:
STEVE CLOUTIER
President & C.O.O.
Direct dial: (403) 213-6800
E-Mail: cloutiers@apfenergy.com

SEC MAIL PROCESSING RECEIVED DEC 24 2002 WASH. D.C. 181 SECTION

SUPPL

By Courier

Securities and Exchange Commission
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C. 20549

Re: APF Energy Trust (the "Company")
File No. 82-5166
<u>Exemption Pursuant to Rule 12g3-2(b)</u>

Dear Sir or Madam:

Please find enclosed documentation relating to Rule 12g3-2(b). Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose the following documents.

Document	Dated
Certificate – dissemination to Shareholders	December 3, 2002
Press Release - English	December 9,2002
Press Release – English	December 16, 2002
Material Change Report – English	December 11, 2002
Press Release – English	December 18, 2002

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped* envelope.

Very truly yours,

S Cloutier

Steve Cloutier
President & C.O.O.

dlw 1/9

APF ENERGY

2100,144 Fourth Avenue S.W.
Calgary, Alberta T2P 3N4
Phone: (403) 294-1000
Toll Free: (800) 838-9206
Fax: (403) 294-1074
Email: invest@apfenergy.com
WebSite: www.apfenergy.com

December 23, 2002

Please reply to:
STEVE CLOUTIER
President & C.O.O.
Direct dial: (403) 213-6800
E-Mail: cloutiers@apfenergy.com

By Courier

Securities and Exchange Commission
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C. 20549

Re: APF Energy Trust (the "Company")
File No. 82-5166
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Please find enclosed documentation relating to Rule 12g3-2(b). Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose the following documents.

Document	**Dated**
Certificate – dissemination to Shareholders	December 3, 2002
Press Release - English	December 9,2002
Press Release – English	December 16, 2002
Material Change Report – English	December 11, 2002
Press Release – English	December 18, 2002

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped* envelope.

Very truly yours,

S Cloutier

Steve Cloutier
President & C.O.O.

Computershare

530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

November 29, 2002

To: Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières du Quebec
Saskatchewan Securities Commission
The Toronto Stock Exchange

Dear Sirs:

Subject: APF Energy Trust

We confirm that the following material was sent by pre-paid mail on November 22, 2002 to the registered holders of the subject trust units:

1. Letter to Holders/Notice of Meeting/Information Circular
2. Proxy
3. Franked Proxy Return Envelope

We also confirm that copies of above mentioned material were sent to those intermediaries holding units of the Trust who responded to the search procedures pursuant to Canadian Securities Administrators' National Policy Statement No. 54-101 regarding shareholder communications.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as trustee for the subject Trust Units.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Signed by"
Angie Bains
Assistant Trust Officer
Corporate Trust Department

cc: APF Energy Trust
Attention: Alan MacDonald

MATERIAL CHANGE REPORT

Material Change Report under Section 118(1) of the *Securities Act*, Alberta, Section 75(2) of the *Securities Act*, Ontario, Section 81(2) of the *Securities Act*, Nova Scotia, Section 67(1) of the *Securities Act*, British Columbia, Section 84(1)(b) of the *Securities Act*, Saskatchewan, Section 76(2) of the *Securities Act, 1990*, Newfoundland.

1. Reporting Issuer:

   APF Energy Trust ("APF")

   Address: Suite 2100, 144 - 4th Avenue S.W.
   Calgary, Alberta
   T2P 3N4

2. Date of Material Change:

   December 8, 2002

3. Publication of the Material Change:

   A press release disclosing the details outlined in this material change report was issued by APF from Calgary, Alberta on December 9, 2002 and disseminated through the facilities of Canada NewsWire. A copy of the press release is attached as Schedule "B" to Appendix I of this Material Change Report.

4. Summary of Material Change:

   APF and Hawk Oil Inc. ("Hawk") entered into an agreement (the "Pre-Offer Agreement") dated December 8, 2002, pursuant to which APF agreed to make an offer (the "Offer") to purchase all of the issued and outstanding Class A Shares of Hawk (the "Hawk Shares" or the "Common Shares"), including all Hawk Shares which may become outstanding on the exercise of options to purchase Hawk Shares. **A copy of the Pre-Offer Agreement is attached as Appendix I to this Material Change Report**. Certain of the terms and conditions of the Pre-Offer Agreement are summarized and described below and such description is qualified by and reference should be made to, the actual terms and conditions of the Pre-Offer Agreement which is attached hereto as Appendix I.

   Certain directors, officers and shareholders of Hawk, holding 32% of the issued and outstanding Hawk Shares, have agreed to tender to the Offer all Hawk Shares owned or controlled by them (including any Hawk Shares acquired pursuant to the exercise of any options to purchase Hawk Shares).

5. Full Description of Material Change:

On December 8, 2002, APF and Hawk entered into the Pre-Offer Agreement whereby APF agreed to make the Offer, either directly or indirectly, which consists of, at the election of each holder of Hawk Shares, either (i) $4.80 in cash per Hawk Share, subject to a maximum aggregate cash consideration being issued pursuant to the Offer of $9.194 million; or (ii) 0.5079365 of a trust unit of APF ("Trust Unit") for each Hawk Share, or any combination thereof.

The board of directors of Hawk (the "Board of Directors") has determined that it will unanimously recommend that the holders of Hawk Shares (the "Hawk Shareholders") accept the Offer.

The Pre-Offer Agreement, which is attached hereto as Appendix I, provides that Hawk will not solicit other offers, allows APF to match any subsequent offer and provides for a non-completion fee of $1.5 million payable by Hawk to APF in certain circumstances.

Continuous disclosure material relating to Hawk is available for review at www.sedar.com.

6. Reliance on Section 118(2) of the *Securities Act*, Alberta (or similar provisions of the other jurisdictions where this report is being filed):

Not Applicable

7. Omitted Information:

Not Applicable

8. Senior Officer:

Steven G. Cloutier
President and Chief Operating Officer
APF Energy Management Inc.
2100, 144 - 4th Avenue S.W.
Calgary, Alberta
T2P 3N4

9. The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta on the 11th day of December, 2002.

(Signed) "Steven G. Cloutier"
President and Chief Operating Officer

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE

RULES THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Appendix I

PRE-OFFER AGREEMENT

BETWEEN

APF ENERGY TRUST

and

HAWK OIL INC.

December 8, 2002

TABLE OF CONTENTS

Page

PRE-OFFER AGREEMENT

THIS AGREEMENT made the 8th day of December, 2002.

BETWEEN:

APF ENERGY TRUST, a trust formed under the laws of the Province of Alberta, by its manager APF Energy Management Inc. (hereinafter referred to as "**APF**")

- and -

HAWK OIL INC., an Alberta corporation (hereinafter referred to as "**Hawk**")

RECITALS

WHEREAS:

10. APF or APF Energy is prepared to make an offer for all of the Hawk shares, subject to the terms and conditions of this Agreement;

11. the board of directors of Hawk has unanimously determined that it would be in the best interests of Hawk and its shareholders to recommend acceptance of the APF offer to the shareholders of Hawk and to cooperate with APF with respect to, and take all reasonable action to support, the APF offer; and

12. the board of directors of Hawk has unanimously determined that it would be in the best interests of Hawk and its shareholders for Hawk to enter into this Agreement.

NOW THEREFORE IN CONSIDERATION OF the mutual covenants hereinafter contained and other good and valuable consideration (the receipt and adequacy whereof is hereby acknowledged), the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement (including the recitals hereto), unless there is something in the subject matter or context inconsistent therewith:

"Act" means the *Business Corporations Act* (Alberta), as the same has been and may hereafter, from time to time, be amended;

"Agreement", **"this Agreement"**, **"herein"**, **"hereto"**, and **"hereof"** and similar expressions refer to this agreement (and not to any particular Article or Section hereof), as the same may be amended or supplemented from time to time and, where applicable, to the appropriate Schedules hereto;

"APF Energy" means APF Energy Inc.;

"APF Governing Documents" means the amended and restated trust indenture between APF Energy and Computershare Trust Company of Canada originally made as of October 10, 1996;

"APF Manager" means APF Energy Management Inc., the duly appointed manager of APF and APF Energy;

"Business Day" means any day excepting a Saturday, Sunday or statutory or civic holiday in Calgary, Alberta;

"Conditional Option Exercise" has the meaning given to such phrase in Section 2.4 hereof;

"Confidentiality Agreement" means that certain confidentiality agreement between APF and Hawk dated November 18, 2002;

"diluted basis" means, with respect to the number of outstanding Hawk Shares at any time, such number of outstanding Hawk Shares calculated assuming that all outstanding Hawk Options and all other rights to purchase Hawk Shares are exercised;

"Effective Time" means the time that APF shall have acquired ownership of and paid for at least the Minimum Required Shares pursuant to the terms of the Offer;

"Employee Obligations" means any obligations or liabilities of Hawk to pay any amount to or on behalf of its officers, directors, or employees, other than for salary, bonuses under their existing bonus arrangements and directors' fees in the ordinary course, in each case in amounts consistent with historic practices and, without limiting the generality of the foregoing, Employee Obligations shall include the obligations of Hawk to officers or employees (i) for severance or termination payments on the change of control of Hawk pursuant to any executive involuntary severance and termination agreements in the case of officers and pursuant to Hawk's severance policy in the case of employees and (ii) for retention bonus payments pursuant to any retention bonus program, employment or consulting agreement, or as provided in writing by Hawk prior to the execution hereof;

"Expiry Time" means the Initial Expiry Time unless the Offer has been extended, in which case it means the expiry time of the Offer as extended from time to time;

"GAAP" means generally accepted accounting principles in Canada consistently applied:

"GLJ Report" means the report of Gilbert Laustsen Jung Associates Ltd. effective October 1, 2002 evaluating the oil and natural gas reserves of Hawk;

"Hawk Governing Documents" means the certificate and articles of incorporation and by-laws of Hawk, as amended from time to time;

"Hawk Options" means the outstanding options to acquire Hawk Shares under the Stock Option Plan and any other options, rights or warrants to acquire Hawk Shares;

"Hawk Shareholders" means the registered holders of Hawk Shares from time to time;

"Hawk Shares" means Class "A" Shares in the capital of Hawk;

"Income Tax Act" means the *Income Tax Act* (Canada), R.S.C. 1985, c.1 (5th Supp.), as amended, including the regulations promulgated thereunder;

"in writing" means written information including documents, files, records, books and other materials made available, delivered or produced by or on behalf of a Party to the other Party or its agents, advisors or representatives in the course of a Party conducting its due diligence review in respect of the other Party between November 18, 2002, being the date of the Confidentiality Agreement, and the date of this Agreement including, without limitation, the materials listed in Schedule D;

"Initial Expiry Time" means 2:00 p.m. (Calgary time) on the first Business Day following the 35th calendar day after the day on which the Offer Documents are mailed to the shareholders of Hawk;

"Internalization of Management" means the transaction whereby APF will acquire all of the shares of APF Manager, as more particularly described in the Information Circular of APF dated November 18, 2002;

"Lock-up Agreement" means an agreement, in a form satisfactory to APF, between APF and an Hawk Shareholder pursuant to which the Hawk Shareholder agrees to irrevocably tender and deposit the Hawk Shares specified therein to the Offer;

"Mailing Date" means the date the Offer is sent to all or substantially all of the persons to whom the Offer is made;

"Material Adverse Change" means any change (or any condition, event or development involving a prospective change) in the business, operations, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights, liabilities, prospects or privileges, whether contractual or otherwise, of a Party which is materially adverse to the business, operations or financial condition of that Party, or (b) with respect to Hawk, a previously undisclosed encumbrance of material significance on Hawk's assets; but "Material Adverse Change" shall not include a change resulting from (i) a matter that has been publicly disclosed or of which the other Party has been advised of in writing as of the date of this

Agreement, (ii) a change directly resulting from an action taken by one Party to which the other Party hereto consented to in writing, (iii) conditions affecting the oil and gas industry in the jurisdictions in which APF or Hawk holds their respective assets, taken as a whole including, without limitation, changes in commodity prices or taxes, or (iv) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere;

"Material Adverse Effect" means any effect that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, prospects or financial condition or affairs of APF or Hawk, as the case may be, on a consolidated basis, other than a change (or any condition, event or development involving a prospective change) (i) which arises out of a matter that has been publicly disclosed or otherwise disclosed in writing to the other Party prior to the date hereof, (ii) resulting from conditions affecting the oil and gas industry in the jurisdiction in which APF or Hawk, as the case may be, holds their respective assets, taken as a whole including, without limitation, changes in commodity prices or taxes, or (iii) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere;

"Minimum Condition" means the condition set forth in paragraph (a) of Schedule A;

"Minimum Required Shares" means that number of the outstanding Hawk Shares required pursuant to the Minimum Condition, unless APF shall have waived the Minimum Condition, in which case "Minimum Required Shares" means that number of the outstanding Hawk Shares that APF takes up on the Take-up Date provided that such number of Hawk Shares shall not be less than 66 2/3% of the outstanding Hawk Shares on a diluted basis;

"Offer" has the meaning set forth in Section 2.1(a);

"Offer Documents" has the meaning set forth in Section 2.3(a);

"Party" means Hawk or APF, as applicable, and "Parties" means both Hawk and APF together;

"Purchase Consideration" means $4.80 per Hawk Share payable, at the option of the Hawk Shareholder, in either:

(i) $4.80 cash for each Hawk Share, provided that not more than $9.194 million in cash (the **"Cash Cap"**) shall be payable in the aggregate under the Offer, with the balance being paid in Trust Units at an exchange ratio of 0.5079365 Trust Units per Hawk Share;

(ii) 0.5079365 Trust Units for each Hawk Share; or

(iii) subject to the stated maximum, any combination thereof.

The cash to be paid to Hawk Shareholders, should the amount elected exceed the Cash Cap, shall be prorated. In the event that holders of Hawk Shares elect to receive, in the aggregate, greater

than the Cash Cap in cash pursuant to the Offer, then such holders of Hawk Shares shall be deemed to have elected, on a proportionate basis, to have received Trust Units to the extent necessary. The maximum aggregate amount of cash under the Offer is the Cash Cap. Therefore, on the Take-up Date, the maximum cash per Hawk Share will be the lesser of $4.80 and the amount determined, as of the Take-up Date, by dividing the Cash Cap by the aggregate of:

(i) the total number of Hawk Shares tendered to the Offer as of the Take-up Date for which Hawk Shareholders elected to receive cash, and

(ii) the total number of Hawk Shares, calculated on a fully-diluted basis, less the number of Hawk Shares issuable pursuant to Hawk Options which the holders of such Hawk Options have agreed to cancel, terminate or surrender as contemplated by Section 2.4 hereof, that were not tendered to the Offer as of the Take-up Date, other than Hawk Shares held by APF;

"Related Party" means any officer, director, employee or consultant of Hawk, and any associate or affiliate of any of the foregoing persons;

"Second Stage Transaction" has the meaning set forth in Section 6.1;

"Securities Authorities" means the Toronto Stock Exchange and the securities commissions or similar regulatory authorities in Canada and each of the provinces and territories thereof;

"Securities Laws" has the meaning set forth in Section 2.3(a);

"Stock Option Plan" means the stock option plan of Hawk;

"subsidiary" has the meaning set forth in the Act;

"Superior Take-over Proposal" means any *bona fide* written Take-over Proposal which, in the opinion of Hawk's board of directors, acting reasonably and in good faith and after consultation with its financial advisors, constitutes a commercially feasible transaction for which adequate financial arrangements have been made and which could be carried out within a time frame that is reasonable in the circumstances and, if consummated, would likely be superior to the Offer from a financial point of view to Hawk and to Hawk Shareholders;

"Take-over Proposal" means, in respect of Hawk or its assets, any proposal or offer by an entity other than APF regarding any take-over bid (as defined by Securities Laws), merger, consolidation, amalgamation, arrangement, recapitalization, restructuring, liquidation, dissolution, reorganization, sale of a material amount of assets, sale of an amount of treasury shares (other than pursuant to the exercise of Hawk Options) such that a purchaser would thereafter beneficially own 20% of the issued and outstanding Hawk Shares, or other business combination or similar transaction involving Hawk other than the Offer;

"Tax Pools" means undepreciated capital cost of any particular class of depreciable property, cumulative Canadian exploration expense, cumulative Canadian development expense,

cumulative Canadian oil and gas property expense, foreign exploration and development expense, capital losses, non-capital losses and cumulative eligible capital, all as defined in the *Income Tax Act*;

"Take-up Date" means the date that APF first takes up Hawk Shares pursuant to the Offer, provided that such date shall be after January 31, 2003; and

"Trust Units" means trust units of APF.

1.2 Singular, Plural, etc.

Words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

1.3 Currency

All dollar references herein are to Canadian dollars.

1.4 Headings, etc.

The division of this Agreement into Articles and Sections, and the insertion of recitals and headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement and, unless otherwise stated, all references in this Agreement or in the Schedules to Articles, Sections and Schedules refer to Articles, Sections and Schedules of and to this Agreement or of the Schedules in which such reference is made.

1.5 Date for any Action

In the event that any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6 Governing Law

This Agreement shall be governed by and interpreted in accordance with the laws of Alberta and the laws of Canada applicable therein.

1.7 Attornment

The Parties hereby irrevocably and unconditionally consent to and submit to the courts of the Province of Alberta for any actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agree not to commence any action, suit or proceeding relating thereto except in such courts) and further agree that service of any process, summons, notice or document by delivery in the manner set forth in Section 14.1 shall be effective service of process for any action, suit or proceeding brought against either Party in such court. The Parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated

hereby in the courts of the Province of Alberta and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

1.8 Incorporation of Schedules

Schedules A to D attached hereto and described below shall, for all purposes hereof, form an integral part of this Agreement.

Schedule A	Conditions to the Offer
Schedule B	Forms of Press Releases
Schedule C	Conditions in Favour of Hawk
Schedule D	Information and Materials Delivered

ARTICLE 2
THE OFFER

2.1 The Offer

(a) Subject to the terms and conditions hereof, APF, APF Energy or a subsidiary shall mail, as soon as practicable and, in any event, before 11:59 p.m. (Calgary time) on December 27, 2002, an offer to purchase all of the outstanding Hawk Shares, which includes all Hawk Shares which may become outstanding after the date of the Offer on exercise of Hawk Options or any other existing rights to acquire Hawk Shares, for the Purchase Consideration for each Hawk Share, which offer shall be made in accordance with Securities Laws and be subject only to the conditions set forth in Schedule A hereto (the "Offer", which term shall include any one or more amendments or variations to, or extensions of, such Offer, including, without limitation, increasing the consideration, removing or waiving any condition or extending the date by which Hawk Shares may be tendered, all in accordance with this Agreement). The Offer shall provide that no fractional Trust Units shall be issued pursuant to the Offer. In lieu of fractional Trust Units each Hawk Shareholder accepting the Offer that would otherwise receive a fraction of a Trust Unit will receive cash for such fractional interest computed on the basis of $9.45 per Trust Unit. The Offer Documents shall be prepared in accordance with Securities Laws and other applicable laws. APF shall provide Hawk with a draft copy of the Offer Documents prior to mailing and shall provide Hawk with a reasonable opportunity to review and provide any comments thereon.

(b) APF may make the Offer itself, through APF Energy, or through one or more direct or indirect wholly-owned subsidiaries of either, or any combination thereof (which, for purposes hereof, may include a partnership, all of the partners of which are direct or indirect subsidiaries of APF or APF Energy, or any combination thereof). In the event that any of those entities makes or participates in the making of the Offer, the term "APF" as used herein shall include all of

those entities, other than in Article 7 where the term APF shall not include such entities, but APF shall continue to be liable to Hawk for any default by any such entity in the performance of any of APF's obligations hereunder.

(c) The Offer shall expire on the Initial Expiry Time, except that the Offer may be extended in accordance with the provisions of Section 2.1(f): (i) if the conditions thereto set forth in Schedule A are not satisfied on or by the date and time at which the Offer would otherwise expire and if APF determines, acting reasonably, that there is a reasonable prospect that those conditions of the Offer may be satisfied prior to February 14, 2003; or (ii) if APF shall have taken up the Minimum Required Shares under the Offer. If APF acquires the Minimum Required Shares pursuant to the Offer, but the number of Hawk Shares acquired at such time is less than the Minimum Condition, APF will publicly announce such fact and extend the Offer for at least 10 days.

(d) Subject to the satisfaction or waiver of the conditions set forth in Schedule A, APF shall, as soon as is practicable in the circumstances and in any event within three Business Days of the Expiry Time, take-up and pay for all Hawk Shares validly tendered (and not properly withdrawn) pursuant to the Offer. APF shall use all commercially reasonable efforts to consummate the Offer, subject to the terms and conditions thereof.

(e) Notwithstanding the foregoing, if the condition set out in paragraph (b) of Schedule A has not been satisfied or waived by the Initial Expiry Time, and each of the other conditions set out in Schedule A has been satisfied, APF agrees that it will extend the Offer for such period or periods, not to exceed 40 days in the aggregate following the Initial Expiry Time, as is necessary to satisfy or fulfill such conditions, but only if APF has made a *bona fide* determination, acting reasonably, that there is a reasonable prospect that such conditions may be satisfied within such 40 day period.

(f) It is agreed that APF may, in its sole discretion:

(i) waive any term or condition of the Offer for its benefit, provided that if APF takes up and pays for any Hawk Shares, it shall acquire not less than the Minimum Required Shares; and

(ii) vary any term or condition of the Offer, provided that APF shall not without the prior written consent of Hawk, acting reasonably, (A) change the number of Hawk Shares for which the Offer is made, (B) decrease or change the form of the consideration to be paid for each Hawk Share or (C) amend the Offer or modify the conditions to the Offer in a manner that in either case is, in the opinion of Hawk, acting reasonably, adverse to the Hawk Shareholders (and for which purpose an extension of the Offer or waiver of a condition (other than the Minimum Condition) will not be considered materially adverse).

APF agrees to provide Hawk with not less than two days' prior written notice of any waiver or amendment of any material term or condition of the Offer.

(g) APF will instruct the depositary under the Offer to advise Hawk from time to time, not less frequently than every two Business Days until the day immediately prior to the day on which the Expiry Time shall occur and thereafter on an hourly basis, if requested by Hawk and in such manner as Hawk may reasonably request, as to the number of Hawk Shares that have been tendered (and not withdrawn) under the Offer. Hawk agrees to keep such advice confidential and not to use it in any manner that is in any way detrimental to the performance of this Agreement or the successful completion of the Offer.

(h) The obligation of APF to make the Offer shall be conditional upon the following:

(i) no Material Adverse Change in respect of Hawk shall have occurred, no person shall have brought or threatened to bring a *bona fide* action for injunctive relief against the performance of this Agreement or the completion of the Offer and no other event shall have occurred or circumstance shall exist which, in the opinion of APF, would make it impossible or impracticable to satisfy one or more of the conditions of the Offer described in Schedule A except if as a direct result of any act or omission of APF;

(ii) as at the date that the Offer is to be made, no material representation or warranty by Hawk contained in this Agreement shall have been determined by APF, acting reasonably, to be materially inaccurate and no material breach by Hawk of, or material non-compliance by Hawk with, any material covenant or obligation contained in this Agreement shall have occurred;

(iii) APF shall have obtained such orders or exemptive relief from the Securities Authorities or other regulatory authorities in Canada, the United States and, as applicable, elsewhere as it deems necessary or appropriate, acting reasonably, in connection with the making of the Offer;

(iv) the board of directors of Hawk shall not have withdrawn, modified or changed any of its recommendations, approvals, resolutions, or determinations referred to in Sections 2.2 or 2.4; and

(v) all of the directors and officers of Hawk shall have entered into Lock-up Agreements within five days of the execution hereof by Hawk whereby such holders agree to tender their Hawk Shares (including those issuable pursuant to Hawk Options or any other convertible securities held by them or through entities of which they are an officer) under the Offer representing not less than 32% of the Hawk Shares on a diluted basis. Further, management will undertake to use its best efforts to contact those Hawk Shareholders owning at least 500,000 Hawk Shares individually

(excluding CDS & Co.) whereby such holders agree to tender their Hawk Shares (including those issuable pursuant to Hawk Options or any other convertible securities held by them) under the Offer.

The foregoing conditions set forth in this Section 2.1(h) are for the exclusive benefit of APF and may be waived by APF, in whole or in part, in its sole discretion, at any time and from time to time. As of the time of execution of this Agreement, APF has no knowledge that a representation or warranty of Hawk herein is materially inaccurate or of the material non-performance by Hawk of any representation, warranty or covenant contained in this Agreement. If prior to the making of the Offer, APF has knowledge that any representation or warranty of Hawk herein is materially inaccurate or any covenant or obligation of Hawk herein has been breached or has not been complied with, APF shall forthwith so notify Hawk, giving reasonable detail of the inaccuracy, breach or non-compliance. If the inaccuracy, breach or non-compliance, as the case may be, is capable of being cured, Hawk shall have three Business Days to effect a cure. If Hawk effects a cure within such time period, the time period under Section 2.1(a) for the making of the Offer shall be extended by three Business Days. If the inaccuracy, breach or non-compliance is not capable of being cured, or if Hawk is unable to effect a cure within three Business Days of notice of the inaccuracy, breach or non-compliance, APF shall be entitled to refuse to make the Offer due to the failure to satisfy the conditions set out in Section 2.1(h).

2.2 Hawk Directors' Circular

(a) Hawk hereby consents to the Offer and confirms that its board of directors has unanimously approved the Offer and this Agreement, and has determined that the Offer is fair, from a financial point of view, to the holders of Hawk Shares, and has resolved to unanimously recommend acceptance of the Offer by holders of Hawk Shares. Subject to the provisions contained herein, Hawk covenants to cooperate with APF and to take all reasonable action to support the Offer.

(b) Hawk shall mail and file a directors' circular in accordance with Securities Laws. The directors' circular will set forth (among other things) the unanimous recommendation of the board of directors of Hawk as described above. Hawk shall provide APF with a draft copy of the directors' circular prior to mailing and shall provide APF with a reasonable opportunity to review and provide any comments thereon. Hawk shall use its reasonable commercial efforts to mail the directors' circular concurrently and in the same envelope that APF mails a take-over bid circular respecting the Offer to the Hawk Shareholders.

(c) Hawk and APF shall issue their respective press releases substantially in the forms attached hereto as Schedule B as soon as practicable after the signing of this Agreement. Hawk shall file or cause to be filed, where required, a copy of that press release, a material change report and this Agreement with the Securities Authorities having jurisdiction over Hawk as soon as possible after the issuance

of that press release (and in any event within the time periods set out in applicable Securities Laws).

(d) Hawk represents that each of its directors and officers holding in the aggregate (either directly or indirectly through entities of which they are an officer or otherwise) in excess of 32% of the Hawk Shares on a diluted basis have advised that he intends to tender his Hawk Shares, (including all Hawk Shares he shall acquire between the date hereof and the Expiry Time, whether pursuant to the exercise of Hawk Options or otherwise) under the Offer. The directors' circular shall reflect the intention of the directors and officers to tender their respective Hawk Shares pursuant to the Offer.

(e) The board of directors of Hawk may only withdraw, modify or change any recommendation with respect to the Offer:

(i) as permitted under Section 5.3;

(ii) in the event the Agreement is terminated prior to such withdrawal, modification or change; or

(iii) in the event that the conditions set forth in Schedule C hereto are not satisfied or waived at the Expiry Time by Hawk in its discretion, acting reasonably.

2.3 Offer Documents

(a) Within the time periods required by law, APF shall file or cause to be filed with the appropriate Securities Authorities an offer to purchase and take-over bid circular and the related letter of transmittal and notice of guaranteed delivery pursuant to which the Offer will be made (collectively, the "Offer Documents"). The Offer Documents, when filed with Securities Authorities and when mailed to Hawk Shareholders, shall contain (or shall be amended in a timely manner to contain) all information which is required to be included therein in accordance with the Act and any applicable Canadian provincial securities laws, and any other applicable laws (collectively, the "Securities Laws").

(b) Hawk agrees to provide such reasonable assistance as APF or its agents may reasonably request in connection with communicating the Offer Documents and any amendments and supplements thereto to the Hawk Shareholders and to such other persons as are entitled to receive the Offer Documents under Securities Laws, including providing or causing to be provided lists of Hawk Shareholders (including "NOBO" lists, depositary participant break-out lists) and of the holders of Hawk Options and other securities convertible into or exchangeable for, or other rights to acquire, Hawk Shares (to the extent known by Hawk) including names, addresses and numbers of Hawk Shares or such other securities, together with mailing labels with respect to all such holders, as soon as possible after the date of this Agreement but in any event no later than the close of business in Calgary two Business Days prior to the Mailing Date, and updates or supplements

thereto from time to time as may be requested by APF (as contemplated in subsection 23(6) of the Act). Hawk shall provide APF with mailing labels with respect to all holders of securities within 3 Business Days of any such request by APF. Hawk shall also make such of its executive officers available for meetings with Hawk Shareholders as APF may reasonably request.

2.4 Outstanding Stock Options

(a) Subject to the receipt of any necessary regulatory approvals, all persons holding options to purchase Hawk Shares, who may do so under Securities Laws and in accordance with the terms of the Hawk Options held by them, shall be entitled to exercise all of their options and tender all Hawk Shares issued in connection therewith under the Offer. The Hawk board of directors shall not, prior to completion of the Offer, grant additional options to purchase Hawk Shares. It is agreed by APF that all Hawk Options that are tendered to Hawk for exercise, conditional on APF taking up Hawk Shares under the Offer ("Conditional Option Exercise"), shall be deemed to have been exercised concurrently with the take-up of Hawk Shares by APF. Furthermore, APF shall accept as validly tendered under the Offer as of the Take-up Date, all Hawk Shares that are to be issued pursuant to the Conditional Option Exercise, provided that the holders of such options indicate that such shares are tendered pursuant to the Offer and provided that such holders agree to surrender any of their remaining unexercised options to Hawk for cancellation for no consideration effective immediately after the Take-up Date.

(b) Hawk and APF agree that, to the extent holders of Hawk Options do not exercise their Hawk Options, Hawk may agree with such holders that, in lieu of such persons exercising their Hawk Options, Hawk will pay to such persons in a tax effective manner, immediately after the Expiry Time of the Offer, the difference between: (i) the aggregate exercise price of their "in the money" Hawk Options; and (ii) the per share cash purchase price offered for Hawk Shares under the Offer multiplied by the number of Hawk Shares that may be acquired upon the exercise of such Hawk Options, in exchange for the termination of their Hawk Options and provided that such holders agree to surrender their remaining unexercised options, if any, to Hawk for cancellation for no consideration effective immediately after the Take-up Date.

(c) Hawk agrees to use its reasonable commercial efforts and represents that its directors have:

(i) determined to cause Hawk to use reasonable commercial efforts to encourage and facilitate all persons holding Hawk Options to either:

(A) exercise those options and tender all Hawk Shares issued in connection therewith to the Offer; or

(B) agree with Hawk to the payment described in either Section 2.4(b); or

(C) terminate their rights to exercise any of those Hawk Options;

as set forth above in this Section 2.4; and

(ii) authorized and directed Hawk to cause the vesting of option entitlements under applicable agreements to accelerate prior to or concurrently with the completion of the Offer, such that all outstanding Hawk Options shall be exercisable and fully vested prior to the Expiry Time of the Offer.

(d) Hawk shall promptly notify APF in writing of any exercise of options pursuant to Section 2.4(a) or payment pursuant to Section 2.4(b). Such notice shall include full particulars of the exercise or payment, as the case may be, and in the case of Section 2.4(b) shall be delivered at least two Business Days prior to payment being made.

ARTICLE 3
PUBLICITY AND SOLICITATION

3.1 Publicity

Each of APF and Hawk shall receive the prior consent, not to be unreasonably withheld, of the other Party prior to issuing, or permitting any of its affiliates (if applicable), directors, officers, employees or agents to issue, any press release or other written statement to the press with respect to this Agreement or the transactions contemplated hereby. Other than the press releases provided for in Section 2.2(c), APF and Hawk may issue a press release or other written statement prior to such consent on the advice of counsel that such action is required by applicable law or by obligations pursuant to any listing agreement with a stock exchange, but only after using its best efforts to consult the other Party taking into account the time constraints to which it is subject as a result of such law or obligation.

3.2 Solicitation

APF may appoint a financial advisor to act as dealer manager (the "Dealer Manager") in connection with the Offer and solicit acceptances of the Offer. The Dealer Manager will, if appointed, form a soliciting dealer group comprised of members of the Investment Dealers Association of Canada and of the stock exchanges in Canada to solicit acceptances of the Offer in accordance with Securities Laws.

ARTICLE 4
ARRANGEMENTS RESPECTING FEES

4.1 Non-completion Fee

Provided that the board of directors of Hawk have not exercised their rights in accordance with Schedule C of the Agreement, if at any time after the date of this Agreement:

(a) the board of directors of Hawk: (i) fails to unanimously recommend that shareholders of Hawk accept the Offer; or (ii) shall have withdrawn, modified or changed any of its recommendations, approvals, resolutions or determinations referred to in Section 2.2 in a manner adverse to APF or the Offer, or shall have resolved to do so (except as contemplated in Section 2.2(e)), or (iii) fails to publicly reaffirm any of its recommendations, approvals, resolutions or determinations referred to in Section 2.2 within two days of a request by APF to do so, or upon a Take-Over Proposal being publicly announced or proposed, offered or made to Hawk or the Hawk Shareholders (such affirmation to be made by press release within two days of such request being made or such Take-Over Proposal being publicly announced, proposed, offered or made, whichever occurs first) (except as contemplated in Section 2.2(e));

(b) the board of directors of Hawk shall have recommended that Hawk Shareholders deposit their Hawk Shares under, vote in favour of or otherwise accept a Take-over Proposal;

(c) Hawk shall have entered into an agreement (other than a confidentiality agreement referred to in Section 5.2(b)) with any person with respect to a Take-Over Proposal prior to the Expiry Time;

(d) a Take-Over Proposal is made to the Hawk Shareholders for a consideration which is in the aggregate greater than the aggregate consideration provided for under the Offer, and at the Expiry Time the Minimum Condition has not been satisfied and such Take-Over Proposal has not expired or been withdrawn or there is another Take-Over Proposal then outstanding, and such Take-Over Proposal is completed within six months of the Expiry Time; or

(e) this Agreement has been terminated by APF pursuant to Section 13.1(d),

then Hawk shall, within one Business Day after the first to occur of the events described above, pay to APF the amount of $1.5 million. Such payment shall be made in immediately available funds to an account designated by APF. On the date of the earliest event described above, Hawk shall be deemed to hold such sum in trust for APF.

ARTICLE 5
NO SOLICITATION

5.1 Cessation of Existing Discussions

Hawk shall immediately cease and cause to be terminated all existing discussions and negotiations, if any, with any parties (other than APF) conducted on or before the date of this Agreement with respect to any actual or potential Take-over Proposal. Hawk shall immediately following the mailing of the Offer send a letter to all parties who have had such discussions or negotiations or who have entered into confidentiality agreements with Hawk pertaining to the sale of Hawk Shares or a substantial portion of its assets and shall use appropriate diligence to have all materials provided to such parties by Hawk or prepared by such parties in respect of Hawk destroyed or returned to Hawk or its agents or advisors. Hawk shall immediately advise APF verbally and in writing of any response or action (actual, anticipated, contemplated or threatened) by any recipient of such letter which could hinder, prevent or delay or otherwise adversely affect the completion of the Offer. Hawk agrees not to release any third party from any confidentiality or standstill obligation set forth in any agreement to which Hawk and such third party are parties except for the standstill obligation in connection with a Superior Take-over Proposal by such third party.

5.2 No Solicitation

None of Hawk or any of its directors, officers, employees, agents, financial advisors, counsel or other representatives shall, directly or indirectly:

(a) solicit, initiate or encourage (including, without limitation, by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation or continuation of any inquiries, discussions, negotiations, proposals or offers from any corporation, person or other entity or group (other than APF and its subsidiaries and their respective directors, officers, employees, agents, financial advisors, counsel or other representatives) in respect of any matter or thing which is inconsistent with the successful completion of the Offer and the merger of the operations of APF and Hawk, including any Take-over Proposal; or

(b) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, the business, properties, operations, prospects or conditions (financial or otherwise) of Hawk or otherwise cooperate in any manner with, or assist or participate in, or facilitate or encourage, an effort or attempt by any other person to do anything mentioned in Section 5.2(a), or waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forebear in respect of, any rights or other benefits of Hawk under confidentiality agreements, including, any "standstill" provisions thereunder; provided however, that the foregoing in no way restricts or limits the board of directors of Hawk from responding or acting in any manner or from making any disclosure or providing any information, either directly or through its officers, employees, agents or other

representatives, to another party who makes a *bona fide* written offer to Hawk to enter into a Take-over Proposal (i) if the board of directors, acting reasonably and after receiving the advice of its financial advisors, believes the offer would, if successful, result in a Superior Take-over Proposal, and (ii) in any other circumstances if a failure to respond or act would, in the opinion of the board of directors of Hawk (acting reasonably and after receiving advice of outside counsel), be inconsistent with the performance by the directors of Hawk of their fiduciary duties under Securities Laws. Hawk or its board of directors shall not make any disclosure or provide any information in accordance with this proviso unless Hawk shall have notified APF of that occurrence, required the party making the Take-Over Proposal to execute a confidentiality agreement in favour of Hawk on terms and conditions no more favourable to such other party than those contained in the Confidentiality Agreement and unless Hawk shall have concurrently provided copies of the same information or made the same disclosure to APF. Additionally, Hawk agrees to notify APF, verbally and in writing, immediately of the receipt of any communication from any person that is related, directly or indirectly, to any proposed Take-over Proposal.

5.3 Superior Take-Over Proposal

Notwithstanding Sections 2.2(a) and 2.2(b), in the event that, prior to the expiry of the Offer, a Superior Take-over Proposal is offered or made to the Hawk Shareholders or Hawk, the board of directors of Hawk may withdraw, modify or change any recommendation regarding the Offer if, in the opinion of the board of directors acting in good faith after written advice from outside counsel (confirmation of which shall be immediately delivered to APF), the failure to so withdraw, modify or change any recommendation regarding the Offer would be inconsistent with the performance by the directors of Hawk of their fiduciary duties under Securities Laws. Hawk shall as soon as possible but in any event prior to 10:00 a.m. (Calgary time) on the day following receipt of any Take-over Proposal, advise APF verbally and in writing that a Take-over Proposal has been offered or made to the board of directors of Hawk or to Hawk (which notice in writing must identify the party proposing such Take-over Proposal and the terms and conditions thereof, which must include a copy of the terms and conditions of any written form of Take-over Proposal and which must provide an undertaking to provide to APF any further documents relating to the terms or conditions thereof delivered to the board of directors of Hawk or to Hawk by the offeror).

If the board of directors of Hawk believes that the Take-over Proposal constitutes a Superior Take-over Proposal, Hawk shall give APF at least 72 hours advance notice of any action to be taken by the board of directors of Hawk to withdraw, modify or change any recommendation regarding the Offer or enter into an agreement to implement the Superior Take-over Proposal. Such notice shall provide to APF the right during such 72 hours to advise the board of directors of Hawk that APF will immediately announce and as soon as possible in the circumstances amend its Offer to provide that the Hawk Shareholders shall receive a value per Hawk Share equal to or greater than the value per Hawk Share provided in the Superior Take-over Proposal. If APF so advises the board of directors of Hawk prior to the expiry of such 72 hour period, the board of directors of Hawk shall not withdraw, modify or change any recommendation with respect to the Offer, as so amended, take any action to approve or

implement the Superior Take-over Proposal or release the party making the Superior Take-over Proposal from any standstill or confidentiality obligation.

5.4 Third Parties to be Made Aware

Hawk shall ensure that the officers, directors and employees of Hawk and any investment bankers or other advisers or representatives retained by Hawk are aware of the provisions of this Article 5, and Hawk shall be responsible for any breach of this Article 5 by such investment bankers, advisers or representatives.

ARTICLE 6
TRANSACTIONS FOLLOWING COMPLETION OF THE OFFER

6.1 Second Stage Transaction

If the Minimum Condition is satisfied and APF takes up and pays for, or otherwise acquires, directly or indirectly at least the Minimum Required Shares pursuant to the terms of the Offer, APF agrees to use all reasonable commercial efforts to acquire, and Hawk agrees to use all reasonable commercial efforts to assist APF in acquiring, the balance of the Hawk Shares as soon as practicable and in any event within a period of six months following the Take-up Date by way of a statutory arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or other type of acquisition transaction or transactions ("Second Stage Transaction") carried out for a consideration per Hawk Share that consists of the same consideration paid pursuant to the Offer and is not less than the Purchase Consideration paid pursuant to the Offer. Nothing herein shall be construed to prevent APF from acquiring, directly or indirectly, additional Hawk Shares in the open market or in privately negotiated transactions or otherwise, in accordance with Securities Laws (including by way of compulsory acquisition) following completion of the Offer.

6.2 Hawk Board of Directors

The board of directors of Hawk, immediately following the acquisition by APF of more than the Minimum Required Shares pursuant to the Offer, shall be reconstituted through resignations of all existing Hawk directors designated by APF and the appointment of APF nominees in their stead. Hawk shall, in accordance with the foregoing and subject to the provisions of the Act, use its reasonable commercial efforts to secure the resignations of all Hawk directors (who shall be provided releases from APF and Hawk and who shall provide releases to APF and Hawk for all claims against Hawk other than claims for lawful indemnification, reimbursement of expenses properly incurred and payment of severance amounts due under employment arrangements existing on the date hereof) to be effective at such time as may be required by APF and to use its best efforts to cause the appointment of the APF nominees to fill the vacancies so created in order to effect the foregoing without the necessity of a shareholder meeting. Hawk shall also cooperate with APF to provide an orderly transition of control and management.

ARTICLE 7
REPRESENTATIONS AND WARRANTIES OF APF

APF hereby represents and warrants (and, as applicable, covenants) to Hawk as follows and acknowledges that Hawk is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement:

7.1 Organization and Qualification

APF is a trust duly formed and organized and validly existing under the laws of the Province of Alberta and has the requisite corporate power and authority to own its properties and conduct its business as now owned and conducted. APF is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a material adverse effect on APF and its subsidiaries taken as a whole.

7.2 Authority Relative to this Agreement

APF has the requisite authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by APF of the transactions contemplated hereby have been duly authorized by the board of directors of APF Energy and APF Manager and no other proceedings on its or their part are or will be necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by APF and constitutes the legal, valid and binding obligation of APF enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally, and to general principles of equity.

7.3 No Violations

(a) Neither the execution and delivery of this Agreement by APF, the consummation of the transactions contemplated hereby nor compliance by APF with any of the provisions hereof will: (i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of APF or any of its subsidiaries under, any of the terms, conditions or provisions of (x) the APF Governing Documents or (y) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other material instrument or obligation to which APF or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which APF or any of its subsidiaries is bound; (ii) subject to compliance with the statutes and regulations referred to in Section 7.3(b), violate any judgement, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to

APF or any of its subsidiaries (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the business, operations or financial condition of APF and its subsidiaries taken as a whole or on the ability of APF to consummate the transactions contemplated hereby); or (iii) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on the business, operations or financial condition of APF and its subsidiaries taken as a whole.

(b) Other than in connection with or in compliance with the provisions of Securities Laws, the rules of the Toronto Stock Exchange, the United States *Securities Exchange Act of 1934*, as amended, (the "Exchange Act") state securities or "blue-sky" laws of the states of the United States, as amended, and any pre-merger notification statutes, (i) there is no legal impediment to APF's consummation of the transactions contemplated by this Agreement and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by APF in connection with the making or the consummation of the Offer, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a Material Adverse Effect on APF or on the ability of APF to consummate the transactions contemplated hereby.

7.4 Reporting Issuer Status

APF is a "reporting issuer" in all provinces of Canada and is in material compliance with all Securities Laws and the Trust Units are listed, and only listed, on the Toronto Stock Exchange.

7.5 Capitalization

As of the date hereof, the authorized capital of APF consists of 500,000,000 Trust Units and Special Voting Units. As of the date hereof, 22,269,567 Trust Units are issued and outstanding. All outstanding Trust Units have been duly authorized and validly issued, are fully paid and non-assessable, and all Trust Units to be issued in connection with the Offer will be duly authorized and validly issued, fully paid and non-assessable.

7.6 No Material Adverse Change

Since December 31, 2001, there has not been any Material Adverse Change with respect to APF, except as has been publicly disclosed.

7.7 Information

To the best of the knowledge of APF, all material data and information provided by APF to Hawk and its agents and representatives is complete and true and correct in all material respects as at the respective dates thereof and did not and does not omit any material data or

information necessary to make any data or information, to the extent requested by Hawk, not misleading as at the respective dates thereof.

7.8 Financial Statements

The audited financial statements of APF as at and for the period ended December 31, 2001 previously delivered to Hawk were prepared in accordance with GAAP and fairly present, in accordance with GAAP, the consolidated financial condition of APF at December 31, 2001 and the results of operations for the period then ended.

7.9 No Undisclosed Material Liabilities

Except (a) as disclosed or reflected in the audited financial statements of APF as at December 31, 2001 and the unaudited financial statements of APF as at September 30, 2002 previously delivered to Hawk, and (b) for liabilities and obligations (i) incurred in the ordinary course of business and consistent with past practice, (ii) pursuant to the terms of this Agreement, or (iii) as disclosed in writing to Hawk prior to the date of this Agreement, APF has not incurred any material liabilities of any nature, whether accrued, contingent or otherwise or which would be required by GAAP to be reflected on a consolidated balance sheet of APF as of the date hereof.

7.10 Impairment

The making of the Offer will not result in a Material Adverse Change in respect of APF.

7.11 Reports

(a) APF has heretofore delivered to Hawk (or they are available on SEDAR) true and complete copies of (i) APF's Information Circular relating to APF's 2002 annual meeting of unitholders and the Information Circular dated November 18, 2002 respecting a special meeting of unitholders and 2001 Annual Report to shareholders, (ii) all prospectuses or other offering documents used by APF in the offering of its securities or filed with Securities Authorities since December 31, 2001, (iii) the audited financial statements of APF dated December 31, 2001 and (iv) the unaudited financial statements of APF dated September 30, 2002. As of their respective dates, such form, circular, statements, prospectuses and other offering documents (including all exhibits and schedules thereto and documents incorporated by reference therein) (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with all applicable requirements of law including Securities Laws. The audited financial statements and unaudited interim financial statements of APF publicly issued by APF and the audited financial statements of APF as at December 31, 2001, previously delivered to Hawk, or included or incorporated by reference in such form, circular, statements, prospectuses and other offering documents were prepared in accordance with GAAP (except (i) as otherwise indicated in such

financial statements and the notes thereto or, in the case of audited statements, in the related report of APF's independent accountants, or (ii) in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements), and fairly present, in accordance with GAAP the financial position, results of operations and changes in financial position of APF as of the dates thereof and for the periods indicated therein and reflect all material assets, liabilities or obligations of APF as at the dates thereof (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments).

APF will during the term of this Agreement deliver to Hawk as soon as they become available true and complete copies of any report or statement filed by it with Securities Authorities subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by Hawk, as to which APF makes no representation) (i) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and (ii) will comply in all material respects with all applicable requirements of law including Securities Laws. The financial statements of APF issued by APF or to be included in such reports and statements (excluding any information therein provided by Hawk, as to which APF makes no representation) will be prepared in accordance with GAAP (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of APF's independent accounts, or (ii) in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements) and will present fairly, in accordance with GAAP, the financial position, results of operations and changes in financial position of APF as of the dates thereof and for the periods indicated therein and reflect all material assets, liabilities or obligations of APF as at the dates thereof (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments).

7.12 U.S. Securities Law Matters

APF is a foreign private issuer, as that term is used in Rule 3b-4 promulgated under the Exchange Act, and is not an investment company registered or required to be registered under the United States *Investment Company Act of 1940*. The APF Shares are not registered under Section 12 of the Exchange Act.

7.13 No Subsidiaries

APF (i) does not have any subsidiaries except 990009 Alberta Inc., 829117 Alberta Inc. and 1014621 Alberta Ltd., (ii) does not have any interest in any partnership (except indirectly, APF Energy Limited Partnership), and (iii) is not a party to any agreement of any nature to acquire any subsidiary or to acquire or lease any other business operations out of the ordinary course other than the Internalization of Management.

7.14 Books and Records

The corporate records and minute books, books of account and other records of APF and its subsidiaries (whether of a financial or accounting nature or otherwise) have been maintained in accordance with all applicable statutory requirements and prudent business practice and are complete and accurate in all material respects, except for minutes of meetings of the directors of APF Energy and committees thereof with respect to the Offer and which have not yet been prepared.

7.15 Litigation, etc.

Except as set forth herein, there is no claim, action, proceeding or investigation outstanding or, to the knowledge of APF, pending, threatened against or relating to APF, APF Energy, APF Energy Limited Partnership or any of their subsidiaries or affecting any of their respective properties or assets before any court or governmental or regulatory authority or body that, if adversely determined, is likely to have a Material Adverse Effect on APF and its subsidiaries taken as a whole or prevent or materially delay consummation of the transactions contemplated by this Agreement or the Offer, nor is APF aware of any basis for any such claim, action, proceeding or investigation. APF, APF Energy, APF Energy Limited Partnership and their subsidiaries are not subject to any outstanding order, writ, injunction or decree that has had or is reasonably likely to have a Material Adverse Effect on APF and its subsidiaries taken as a whole or prevent or materially delay consummation of the transactions contemplated by this Agreement or the Offer.

7.16 Environmental

Except as has been disclosed to Hawk in writing prior to the date hereof, to the best knowledge and belief of APF:

(a) neither APF Energy, APF Energy Limited Partnership nor any of their subsidiaries is in material violation of any applicable federal, provincial, municipal or local laws, regulations, orders, government decrees or ordinances with respect to environmental, health or safety matters (collectively, "Environmental Laws");

(b) APF Energy and APF Energy Limited Partnership have operated their respective businesses at all times and have received, handled, used, stored, treated, shipped and disposed of all contaminants without material violation of Environmental Laws;

(c) there have been no material spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes which have not been rectified or are in the process of being rectified on any of the real property owned or leased by APF Energy or APF Energy Limited Partnership during the period of their ownership or tenure or under their control during the period in which they have had control;

(d) there have been no releases, deposits or discharges, in material violation of Environmental Laws, of any hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by APF Energy or APF Energy Limited Partnership;

(e) no material orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of APF Energy or APF Energy Limited Partnership other than abandonment and similar notices issued in connection with APF Energy's or APF Energy Limited Partnership's normal course of business; and

(f) APF Energy and APF Energy Limited Partnership hold all material licences, permits and approvals required under any Environmental Laws in connection with the operation of their respective businesses and the ownership and use of their assets and all such licences, permits and approvals are in full force and effect.

7.17 Notice of Environmental Policies or Laws

Neither APF Energy nor APF Energy Limited Partnership has received notice of any proposed environmental policies or laws which either of such entities reasonably believes would have a Material Adverse Effect on the oil and/or gas exploration, development or production operations of such entities, other than those that apply to the industry generally.

7.18 Insurance

Policies of insurance in force as of the date hereof naming APF as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of APF, APF Energy and APF Energy Limited Partnership, taken as a whole. All such policies of insurance shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated hereby or by the Offer.

7.19 Title

All of the assets or properties which generate the revenues of APF, taken as a whole, are legally and/or beneficially owned by APF, APF Energy, APF Energy Limited Partnership or one of their subsidiaries or are leased or licensed on commercial terms for the benefit of APF, APF Energy, APF Energy Limited Partnership or their subsidiaries except for such defects as would not have a Material Adverse Effect on the business or financial condition of APF taken as a whole.

7.20 Availability of Funds

The aggregate cash consideration payable pursuant to the Offer is available to APF such that APF is in a position, subject to the terms of this Agreement (including minimum amounts of cash available under the Offer), to pay for all Hawk Shares tendered pursuant to the Offer in accordance with the terms of the Offer and to pay all related fees and expenses.

ARTICLE 8
REPRESENTATIONS AND WARRANTIES OF HAWK

Hawk hereby represents and warrants (and, as applicable, covenants) to APF as follows and acknowledges that APF is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement:

8.1 Organization and Qualification

Hawk is a corporation duly incorporated and organized and valid and subsisting under the laws of the Province of Alberta and has the requisite corporate power and authority to own its properties and conduct its business as now owned and conducted. Hawk is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Hawk and its subsidiaries taken as a whole.

8.2 Authority Relative to this Agreement

Hawk has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by Hawk's board of directors, and no other corporate proceedings on the part of Hawk are necessary to authorize this Agreement (except for obtaining shareholder approval in respect of any Second Stage Transaction) and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Hawk and constitutes the legal, valid and binding obligation of Hawk enforceable against Hawk in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally, and to general principles of equity.

8.3 No Violations

(a) Neither the execution and delivery of this Agreement by Hawk, the consummation of the transactions contemplated hereby nor compliance by Hawk with any of the provisions hereof will: (i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Hawk or any of its subsidiaries under, any of the terms, conditions or provisions of (x) the Hawk Governing Documents or (y) any note, bond, mortgage, indenture, loan agreement (other than a credit facility with National Bank Financial Inc. for which Hawk will attempt to obtain a waiver in a form satisfactory to APF prior to the Mailing Date), deed of trust, agreement (other than agreements respecting Hawk Options and employment or consulting agreements comprising the Employment Obligations), lien, contract or other material instrument or obligation to which Hawk or any of its subsidiaries is a

party or to which any of them, or any of their respective properties or assets, may be subject or by which Hawk or any of its subsidiaries is bound; (ii) subject to compliance with the statutes and regulations referred to in Section 8.3(b), violate any judgement, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Hawk or any of its subsidiaries (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any material adverse effect on the business, operations or financial condition of Hawk and its subsidiaries taken as a whole or on the ability of Hawk to consummate the transactions contemplated hereby); or (iii) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a material adverse effect on the business, operations or financial condition of Hawk and its subsidiaries taken as a whole.

(b) Other than in connection with or in compliance with the provisions of Securities Laws, the rules of the Toronto Stock Exchange, the United States *Securities Exchange Act of 1934*, as amended, state securities or "blue-sky" laws of the states of the United States, as amended, and any pre-merger notification statutes, (i) there is no legal impediment to Hawk's consummation of the transactions contemplated by this Agreement and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Hawk in connection with the making or the consummation of the Offer, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a Material Adverse Effect on Hawk or the ability of Hawk to consummate the transactions contemplated hereby.

8.4 Capitalization

As of the date hereof, the authorized share capital of Hawk consists of an unlimited number of Hawk Shares and an unlimited number of Class B Shares. As of the date hereof, only 7,662,417 Hawk Shares and no others are issued and outstanding. As of the date hereof, 788,900 Hawk Shares are issuable pursuant to the exercise of outstanding Hawk Options. Except as set forth in the immediately preceding sentence, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Hawk of any shares of Hawk (including Hawk Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Hawk (including Hawk Shares), nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attribute of Hawk. All outstanding Hawk Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Hawk Shares issuable upon exercise of outstanding Hawk Options in accordance with their respective terms will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights.

8.5 No Material Adverse Change

Since December 31, 2001, there has not been any Material Adverse Change with respect to Hawk, except as has been publicly disclosed.

8.6 Information

To the best of the knowledge of Hawk, all data and information in respect of Hawk and its assets, reserves, liabilities, business and operations provided by Hawk or its advisors to APF and its agents and representatives is complete and true and correct in all material respects as at the respective dates thereof and did not and does not omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof.

8.7 No Undisclosed Material Liabilities

Except (a) as disclosed or reflected in the audited financial statements of Hawk as at December 31 2001 previously delivered to APF, and (b) for liabilities and obligations (i) incurred in the ordinary course of business and consistent with past practice, (ii) pursuant to the terms of this Agreement including the Employee Obligations, or (iii) as disclosed in writing to APF prior to the date of this Agreement, Hawk has not incurred any material liabilities of any nature, whether accrued, contingent or otherwise or which would be required by generally accepted accounting principles applicable in Canada to be reflected on a consolidated balance sheet of Hawk as of the date hereof.

8.8 Impairment

The making of the Offer will not result in a Material Adverse Change in respect of Hawk.

8.9 Employee/Lease Obligations

The Employee Obligations and costs on termination of capital and office leases do not exceed an aggregate of $1.28 million.

8.10 Working Capital

To the best of the knowledge of Hawk, the net working capital and bank debt as of December 1, 2002 did not exceed $9.3 million (excluding current tax accruals or expenses related to the Offer).

8.11 Transaction Costs

Hawk has not retained nor will it retain any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that McCarthy Tetrault LLP has been retained as legal advisers and Griffiths McBurney & Partners has been retained as Hawk's financial advisors in connection with certain matters

including the transactions contemplated hereby. The aggregate fees payable to all legal, financial and accounting advisors with respect to the Offer shall not exceed $100,000, not including the fee payable to Griffiths McBurney & Partners.

8.12 Conduct of Business

Since December 31, 2001 and except as disclosed in the public documents of Hawk filed pursuant to Securities Laws or contemplated herein, Hawk has not taken any action that would be in violation of Section 9.1 if such provision had been in effect since such date, other than violations which would not have any Material Adverse Effect on the business, operations or financial condition of Hawk and would not materially affect Hawk's ability to consummate the transactions contemplated hereby.

8.13 Reports

(a) Hawk has heretofore delivered to APF (or they are available on SEDAR) true and complete copies of (i) Hawk's Information Circular relating to Hawk's 2002 annual meeting of shareholders and 2001 Annual Report to shareholders, (ii) all prospectuses or other offering documents used by Hawk in the offering of its securities or filed with Securities Authorities since December 31, 2000 and (iii) the audited financial statements of Hawk dated December 31, 2001. As of their respective dates, such form, circular, statements, prospectuses and other offering documents (including all exhibits and schedules thereto and documents incorporated by reference therein) (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with all applicable requirements of law including Securities Laws. The audited financial statements and unaudited interim financial statements of Hawk publicly issued by Hawk and the audited financial statements of Hawk as at December 31, 2001, previously delivered to APF, or included or incorporated by reference in such form, circular, statements, prospectuses and other offering documents were prepared in accordance with generally accepted accounting principles in Canada (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Hawk's independent accountants, or (ii) in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements), and fairly present the financial position, results of operations and changes in financial position of Hawk as of the dates thereof and for the periods indicated therein and reflect all material assets, liabilities or obligations of Hawk as at the dates thereof (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments).

(b) Hawk will during the term of this Agreement deliver to APF as soon as they become available true and complete copies of any report or statement filed by it with Securities Authorities subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by

APF, as to which Hawk makes no representation) (i) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and (ii) will comply in all material respects with all applicable requirements of law including Securities Laws. The financial statements of Hawk issued by Hawk or to be included in such reports and statements (excluding any information therein provided by APF, as to which Hawk makes no representation) will be prepared in accordance with GAAP (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Hawk's independent accounts, or (ii) in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements) and will present fairly, in accordance with GAAP the financial position, results of operations and changes in financial position of Hawk as of the dates thereof and for the periods indicated therein and reflect all material assets, liabilities or obligations of Hawk as at the dates thereof (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments).

8.14 U.S. Securities Law Matters

Hawk is a foreign private issuer, as that term is used in Rule 3b-4 promulgated under the Exchange Act. The Hawk Shares are not registered under Section 12 of the Exchange Act. To Hawk's knowledge, less than 5% of the Hawk Shares are held by U.S. holders.

8.15 No Subsidiaries

Hawk (i) does not have any subsidiaries, (ii) does not have any interest in any partnership, and (iii) is not a party to any agreement of any nature to acquire any subsidiary or to acquire or lease any other business operations out of the ordinary course.

8.16 Books and Records

The corporate records and minute books, books of account and other records of Hawk and its subsidiaries (whether of a financial or accounting nature or otherwise) have been maintained in accordance with all applicable statutory requirements and prudent business practice and are complete and accurate in all material respects, except for minutes of meetings of the directors of Hawk and committees thereof with respect to the Offer and which have not yet been prepared.

8.17 Litigation, etc.

There is no claim, action, proceeding or investigation outstanding or, to the knowledge of Hawk, pending, threatened against or relating to Hawk or any of its subsidiaries or affecting any of their respective properties or assets before any court or governmental or regulatory authority or body that, if adversely determined, is likely to have a Material Adverse Effect on Hawk and its subsidiaries taken as a whole or prevent or materially delay consummation of the transactions contemplated by this Agreement or the Offer, nor is Hawk or any of its subsidiaries aware of any basis for any such claim, action, proceeding or investigation. Hawk and its subsidiaries are not

subject to any outstanding order, writ, injunction or decree that has had or is reasonably likely to have a Material Adverse Effect on Hawk and it subsidiaries taken as a whole or prevent or materially delay consummation of the transactions contemplated by this Agreement or the Offer.

8.18 Environmental

Except as has been disclosed to APF in writing prior to the date hereof, to the best knowledge and belief of Hawk:

(a) Neither Hawk nor any its subsidiaries is in material violation of any Environmental Laws;

(b) Hawk and its subsidiaries have operated their respective businesses at all times and have received, handled, used, stored, treated, shipped and disposed of all contaminants without material violation of Environmental Laws;

(c) there have been no material spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes which have not been rectified or are in the process of being rectified on any of the real property owned or leased by Hawk and its subsidiaries during the period of its ownership or tenure or under their control during the period in which they have had control;

(d) there have been no releases, deposits or discharges, in material violation of Environmental Laws, of any hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by Hawk or any of its subsidiaries;

(e) no material orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Hawk or any of its subsidiaries other than abandonment and similar notices issued in connection with Hawk's and its subsidiaries' normal course of business; and

(f) Hawk and each of its subsidiaries hold all material licences, permits and approvals required under any Environmental Laws in connection with the operation of their respective business and the ownership and use of their respective assets, all such licences, permits and approvals are in full force and effect.

8.19 Notice of Environmental Policies or Laws

Hawk and its subsidiaries have not received notice of any proposed environmental policies or laws which Hawk or its subsidiaries reasonably believes would have a Material Adverse Effect on any oil and/or gas exploration, development or production operations of Hawk and its subsidiaries taken as a whole, other than those that apply to the industry generally.

8.20 Insurance

Policies of insurance in force as of the date hereof naming Hawk as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of Hawk and its subsidiaries, taken as a whole. All such policies of insurance shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated hereby or by the Offer.

If prior to the Expiry Time, Hawk secures directors' and officers' liability insurance for Hawk's current and former directors and officers, covering claims made prior to or within two years after the Take-up Date which has a scope and coverage substantially equivalent in scope and coverage to that provided to Hawk's current directors' and officers' insurance policy, at a total cost not in excess of $25,000, APF agrees to not take any action, or cause Hawk to take any action, to terminate such directors' and officers' insurance. In addition, any tender agreements may provide an agreement to the foregoing effect.

8.21 Tax Matters

(a) **Tax Definitions**. For purposes of this Agreement, the following definitions shall apply:

(i) The term **"Taxes"** shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, *ad valorem* taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Hawk is required to pay, withhold or collect.

(ii) The term **"Returns"** shall mean all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any such Taxes.

(b) **Returns Filed and Taxes Paid**. All Returns required to be filed by or on behalf of Hawk and its subsidiaries have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects. All Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis or have been accrued for on Hawk's financial statements, and no other Taxes are payable by Hawk or its subsidiaries with respect to items or periods covered by such Returns.

(c) **Tax Reserves**. Hawk and its subsidiaries have paid or provided adequate accruals in its audited financial statements for the year ended December 31, 2001 for Taxes, including income taxes and related deferred taxes, in conformity with generally accepted accounting principles applicable in Canada.

(d) **Returns Furnished**. For all periods ending on and after December 31, 1997, APF has been furnished by Hawk or will be furnished, on request, by Hawk with true and complete copies of (i) relevant portions of income tax audit reports, statements of deficiencies, closing or other agreements received by Hawk or its subsidiaries or on behalf of Hawk or its subsidiaries relating to Taxes, and (ii) all pro-forma separate federal and provincial income or franchise tax returns for Hawk and its subsidiaries.

(e) **Tax Deficiencies, Audits, Statutes of Limitations**. Except as disclosed in writing to APF, no material deficiencies exist or have been asserted with respect to Taxes of Hawk or any of its subsidiaries. Hawk or any of its subsidiaries are not parties to any action or proceeding for assessment or collection of taxes, nor has such event been asserted or threatened against Hawk or any of its subsidiaries or any of their respective assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of Hawk or any of its subsidiaries. Except as has been disclosed in writing to APF prior to the date hereof, the Returns of Hawk and its subsidiaries have never been audited by a government or taxing authority, nor is any such audit in process, pending or threatened.

8.22 Employee Benefit Plans

Other than as disclosed in writing to APF prior to the date hereof, Hawk or any of its subsidiaries:

(a) except for its existing health plan have no defined benefit plans or other employee benefit plans, and have not made any agreements or promises with respect to increased benefits under such plans;

(b) have provided adequate accruals in their respective audited financial statements for the year ended December 31, 2001 (or such amounts are fully funded) for all pension or other employee benefit obligations of Hawk and its subsidiaries arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Hawk and its subsidiaries as well as for any other payment required to be made by Hawk and its subsidiaries in connection with the termination of employment or retirement of any employee of Hawk and its subsidiaries in respect of the fiscal period ended December 31, 2001; and

(c) have no stock option plans or arrangements other than the Stock Option Plan and, except as otherwise disclosed herein, they are not otherwise parties to any agreement to provide any Hawk Shares or other Hawk securities (including any

securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire Hawk Shares) or to provide any options to acquire Hawk Shares or any other Hawk securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Hawk Shares to any person other than pursuant to the Stock Option Plan.

8.23 Employment Agreements

Except as disclosed in writing to APF prior to the date hereof, Hawk and its subsidiaries are not parties to any employment agreement or to any written or oral policy, agreement, obligation or understanding or any amendment thereto which contains any specific agreement as to notice of termination or severance pay in lieu thereof or which cannot be terminated without cause on giving reasonable notice as may be implied by law.

8.24 Reporting Issuer Status

Hawk is a "reporting issuer" in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario, and is in material compliance with all Securities Laws and the rules and policies of the Toronto Stock Exchange, and the Hawk Shares are listed on the Toronto Stock Exchange.

8.25 Shareholder Rights Plan

There is not in effect with respect to Hawk, and prior to the Expiry Time Hawk will not implement, a shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire Hawk Shares or other securities of Hawk or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or the making of the Offer.

8.26 Title

Although it does not warrant title, Hawk does not have reason to believe that Hawk does not have title to or the irrevocable right to produce and sell its petroleum, natural gas and related hydrocarbons (for the purposes of this clause, the foregoing are referred to as the "**Interests**") and does represent and warrant that the Interests are free and clear of adverse claims created by, through or under Hawk, except for those arising in the ordinary course of business, which are not material in the aggregate, and, to the knowledge of Hawk after due inquiry, Hawk holds its Interests under valid and subsisting leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements.

8.27 Related Party Transaction

Except as disclosed in writing to APF prior to the date hereof, Hawk has not made any payment or loan to, or borrowed monies from or is otherwise indebted to, any Related Party except for usual employee reimbursements and compensation paid in the ordinary and normal course of the business consistent with historical practices. Except for contracts of employment as disclosed in writing to APF prior to the date hereof, Hawk is not a party to any contract, agreement or other commitment, written or oral, with any Related Party and no Related Party

owns, directly or indirectly, any interest in or is an officer, director, employee or consultant of any person which is, or is engaged in business as, a lessor, lessee, client or supplier of Hawk, or owns, directly or indirectly, in whole or in part, any property that is used in the operation of Hawk's business, or has any cause of action or other claim whatsoever against or owes any amount to, Hawk.

8.28 AMI and Other Agreements

Except as disclosed in writing to APF prior to the date hereof, there is no non-competition, exclusivity, area of mutual interest or other similar agreement, commitment or understanding in place, whether written or oral, to which Hawk or, to the knowledge of Hawk, any director, officer, employee or consultant or any affiliate of such persons is a party or is otherwise bound that would now or hereafter, in any way limit the business or operations of Hawk (i) in a particular manner or to a particular locality or geographic region, or (ii) for a limited period of time.

8.29 Restriction on Business

The execution, delivery and performance of this Agreement does not and will not result in the restriction of Hawk from engaging in its business or from competing with any person or in any geographical area and do not and will not result in a Material Adverse Effect on its business or trigger or cause to arise any rights of any person under any contract or arrangement to restrict any of the foregoing from engaging in the business currently carried on by Hawk.

8.30 Confidentiality Agreements

Hawk has provided to APF copies of the five confidentiality agreements entered into with persons other than APF regarding the confidentiality of information provided to such persons or reviewed by such persons in the data room and no other agreements have been entered into. Hawk has not negotiated any Take-over Proposal with any person who has not entered into such a confidentiality agreement. Hawk has not waived the applicability of any "standstill" or other provision of any confidentiality agreements entered into by Hawk which have not automatically expired by their terms.

8.31 Tax Pools

As at September 30, 2002, Hawk's Tax Pools were unrestricted and were not less than $11.7 million.

8.32 Issuances of Securities

All offers and sales of securities in the capital of Hawk from treasury or by Hawk including, without limitation, the Hawk Shares and the Hawk Options have been made in compliance with all applicable securities laws.

8.33 GLJ Report

Hawk has made available to Gilbert Laustsen Jung Associates Ltd., prior to the issuance of the GLJ Report, for the purposes of preparing the GLJ Report, all information requested by Gilbert Laustsen Jung Associates Ltd., which information did not contain any misrepresentation at the date thereof. Hawk has no knowledge of a Material Adverse Change in any information provided to Gilbert Laustsen Jung Associates Ltd. since the date that such information was so provided.

8.34 Obligations to Incur Expenses

Hawk does not have any obligation to incur any Canadian exploration expense as a result of any agreements with any persons respecting the issuance of shares on a flow-through basis.

8.35 Production

The aggregate current production of Hawk, prior to the recent drilling of a well at Leaman, is approximately 2,724 barrels of oil equivalent per day, comprised of 9,906 thousand cubic feet of gas and 1,073 barrels of crude oil and natural gas liquids, with gas converted on a 6:1 basis.

8.36 Site Restoration

The site restoration liability relating to the petroleum and natural gas assets of Hawk is, in aggregate, not more than $200,000, after applying any salvage value for tangible assets.

8.37 Rights of First Refusal ("ROFRs")

Any ROFRs encumbering the petroleum and natural gas assets of Hawk are subject to the Canadian Association of Petroleum Landmen 1990 Operating Procedure corporate exception, which will result in no ROFR notices having to be issued in respect of the petroleum and natural gas assets of Hawk on account of the Offer, based on the understanding of Hawk that APF will acquire all of the Hawk Shares and amalgamate with Hawk immediately thereafter.

8.38 Sales Contracts

Hawk does not have any future material commitment to buy, sell, exchange or transport petroleum or natural gas or any physical or financial contracts relating to the delivery of petroleum or natural gas, that are not terminable on thirty days' notice.

ARTICLE 9
CONDUCT OF BUSINESS

9.1 Conduct of Business by Hawk

Hawk covenants and agrees that, during the period from the date of this Agreement until the earlier of: (i) the Effective Time; or (ii) the date that this Agreement is terminated in accordance with its terms, unless APF shall otherwise agree in writing, except as required by law or as otherwise expressly permitted or specifically contemplated by this Agreement:

(a) the business of Hawk and other entities controlled by Hawk, including any joint ventures, directly or indirectly controlled by Hawk, shall be conducted only in, and Hawk shall not take any action except in, the usual and ordinary course of business and consistent with past practice, and Hawk shall use all reasonable commercial efforts to maintain and preserve its business organization, assets, employees and advantageous business relationships. Hawk shall, subject to compliance with the terms of any third party agreements, consult with APF in respect of the ongoing business and affairs of Hawk and keep APF apprised of all material developments relating thereto;

(b) Hawk shall not directly or indirectly do or permit to occur any of the following: (i) amend the Hawk Governing Documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its shares owned by any person; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of Hawk, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Hawk, other than Hawk Shares issuable pursuant to the terms of the Hawk Options; (iv) redeem, purchase or otherwise acquire any of its outstanding shares or other securities, including, without limitation, under any normal course issuer bid, except pursuant to Section 2.4; (v) split, combine or reclassify any of its shares; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Hawk; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above;

(c) other than (w) expenditures arising from responses to events involving safety or emergency issues; (x) reasonable expenses relating to the transactions contemplated by this Agreement; or (y) pursuant to commitments entered into by Hawk prior to the date of this Agreement, Hawk shall not directly or indirectly do any of the following: (i) sell, pledge, dispose of or encumber any assets, except in the ordinary course of business for a consideration in excess of $25,000 individually or $100,000 in aggregate; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or, except for investments in securities for hedging purposes made in the ordinary course of business, make any investment either by purchase of shares or securities, contributions of capital, property transfer, or, except in the ordinary course of business, purchase of any

property or assets of any other individual or entity in each case having a value in excess of $25,000; (iii) incur any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or make any loans or advances, except in the ordinary course of business and in any event Hawk shall not incur any such obligation of any kind in excess of $25,000 individually or $100,000 in the aggregate; (iv) except for Employee Obligations and the payment for Hawk Options payable on the Take-up Date, pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction in the ordinary course of business, consistent with past practice, of liabilities reflected or reserved against in its financial statements or incurred in the ordinary course of business consistent with past practice; (v) authorize, recommend or propose any release or relinquishment of any material contract right other than in the ordinary course of business, consistent with past practice; (vi) waive, release, grant or transfer any rights of material value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other document, other than in the ordinary course of business, consistent with past practice; (vii) enter into any interest rate swaps, currency swaps or any other rate fixing agreement for a financial transaction or enter into any call arrangement of any sort or any forward sale agreement for commodities; or (viii) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing; (ix) except for expenditures made in the ordinary course, expend or commit to expend more than $25,000 individually or $100,000 in the aggregate with respect to any capital or operating expense or expenses (other than proposed expenditures having an aggregate cost of $1.4 million (net to Hawk) details of which have been provided in writing to APF, provided that Hawk shall discontinue any such operations on receipt of written notice to do so delivered by APF); (x) reorganize, amalgamate, merge or otherwise continue Hawk with any other person, corporation, partnership or other business organization whatsoever; or (xi) enter into any agreements for the sale of production having a term of more than 30 days.

(d) Hawk shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(e) Hawk shall:

(i) not take any action that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;

(ii) confer, prior to taking action (other than in emergency situations) with APF with respect to all material operational matters involved in its business; and

(iii) work to familiarize APF personnel with the nature and workings of all of its operational, accounting and land systems, such that APF personnel shall be able to continue the operation of all such systems following completion of the transactions contemplated herein.

(f) Hawk shall not create any new Employee Obligations other than as contemplated herein, Hawk shall not grant to any officer or director an increase in compensation in any form, grant any general salary increase other than in accordance with the requirements of any existing collective bargaining or union contracts, grant to any other employee any increase in compensation in any form other than routine increases in the ordinary course of business consistent with past practices, make any loan to any officer, director or any other party not at arm's length, or take any action with respect to the grant of any severance or termination pay (other than as contemplated herein or as agreed to by APF, acting reasonably) arising from the Offer or a change of control of Hawk or the entering into of any employment agreement with, any person, or with respect to any increase of benefits payable under its current severance or termination pay policies;

(g) Hawk shall not adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with the law or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(h) Hawk shall not enter into or modify any contract, agreement, commitment or arrangement with respect to any of the matters set forth in this Section 9.1, except as specifically permitted in this Section 9.1, without the prior consent of APF;

(i) Hawk will not take any action or omit to take any action which results in a reduction of the Tax Pools of Hawk except for actions permitted under this Agreement;

(j) Hawk will conduct its business such that its net debt, including working capital deficiency at the Effective Time, shall not be more than $9.3 million, exclusive of the costs of the transaction contemplated in Sections 8.9 and 8.11 of this Agreement, costs for cancellation of Hawk Options and the costs of proposed expenditures described in Section 9.1(c)(ix).

ARTICLE 10
COVENANTS OF HAWK

10.1 Access to Information

Subject to the existing Confidentiality Agreement, upon reasonable notice, Hawk shall afford APF's officers, employees, counsel, accountants and other authorized representatives and advisers reasonable access, during normal business hours and at such other time or times as APF may reasonably request from the date hereof and until the expiration of this Agreement, to its properties, books, contracts and records as well as to its management personnel, and, during such period, Hawk shall furnish promptly to APF all information concerning its business, properties and personnel as APF may reasonably request and shall review with APF personnel such of the records, systems and processes as would be necessary to allow APF personnel to assume the continuing operations of Hawk upon the acquisition by APF of the Minimum Required Shares pursuant to the Offer. Hawk will conduct itself so as to keep APF fully informed as to its business and affairs and as to the decisions required with respect to the most advantageous methods of exploring, operating and producing from its assets and shall cooperate with APF in respect thereof.

10.2 Structure of Transaction

Hawk shall cooperate with APF in structuring the acquisition by APF of Hawk in a tax efficient manner, provided that no such cooperation shall be required where such structuring shall have a Material Adverse Effect on the business, operations or financial condition of Hawk or its shareholders or cause any breach of or default under this Agreement by Hawk which APF has not agreed to waive in writing.

10.3 Settlement of Shareholder Actions

Hawk shall not settle or compromise any claim brought by any present, former or purported holder of any securities of Hawk in connection with the transactions contemplated by this Agreement or the Offer without the prior written consent of APF.

10.4 General Releases

Hawk shall, on or before the Take-up Date, cause its employees, officers and directors to execute in favour of Hawk, in consideration for the payment on the aggregate of the Employee Obligations and for cancellation or termination of Hawk Options, general releases of all claims that such persons may have against Hawk, its directors, officers and employees.

10.5 Financial Information

Hawk shall, on or before the Take-up Date, provide APF with financial information concerning its cash holdings and loan position as at a date which is not before three days prior to the Take-up Date.

ARTICLE 11
COVENANTS OF APF

11.1 Employment Agreements

APF covenants and agrees, after the Effective Time, to cause Hawk and any successor to Hawk to agree, honour and comply with the terms of those existing executive employment agreements, termination and severance plans or policies of Hawk which Hawk has disclosed to APF in writing prior to the date hereof and that all payments in respect of severance arrangements payable to officers and employees of Hawk shall be made in accordance with such agreements.

11.2 Indemnities

APF agrees that if it acquires the Hawk Shares under the Offer it shall cause Hawk to fulfill its obligations pursuant to indemnities provided or available to past and present officers and directors of Hawk pursuant to the provisions of the Hawk Governing Documents, the Act, and the written indemnity agreements shown to APF prior to the date hereof which have been entered into between Hawk and its current officers and directors.

11.3 Third Party Beneficiaries

APF acknowledges that Hawk shall hold the benefits of Sections 11.1 and 11.2 in trust for the benefit of the employees, officers and directors referred to therein.

ARTICLE 12
MUTUAL COVENANTS

12.1 Notice of Material Change

From the date hereof until the termination of this Agreement, each Party shall promptly notify the other Party in writing of:

(a) any material change (actual, anticipated, contemplated or, to the knowledge of that Party, threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of that Party; or

(b) any change in any representation or warranty given in this Agreement by the Party or in the underlying basis thereof which change is or may be of such a nature as to render any such representation or warranty misleading or untrue in a material respect.

Each Party shall in good faith discuss with the other Party any change in circumstances (actual, anticipated, contemplated or, to the knowledge of the Party, threatened, financial or otherwise) which is of such a nature that there may be a reasonable question as to whether notice need to be given to the other Party pursuant to this section.

12.2 Other Filings

APF and Hawk shall, as promptly as practicable hereafter, prepare and file any filings required under any Securities Law, the rules of the Toronto Stock Exchange, the Exchange Act, state securities or "blue-sky" laws of the states of the United States, as amended, or any other applicable law relating to the transactions contemplated herein.

12.3 Additional Agreements

Subject to the terms and conditions herein provided and to fiduciary obligations under Securities Laws, each of the Parties agrees to use all reasonable commercial efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and to cooperate with each other in connection with the foregoing, including using reasonable commercial efforts to:

(a) obtain all necessary waivers, consents and approvals from other parties to material agreements, leases and other contracts or agreements (including, without limitation, the agreement of any persons as may be required pursuant to any agreement, arrangement or understanding relating to Hawk's operations);

(b) obtain all necessary waivers, consents, approvals and authorizations as are required to be obtained under any federal, provincial or foreign law or regulations;

(c) defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the transactions contemplated hereby;

(d) cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the Parties to consummate the transactions contemplated hereby;

(e) effect all necessary registrations and other filings and submissions of information requested by governmental authorities; and

(f) fulfil all conditions and satisfy all provisions of this Agreement and the Offer.

For purposes of the foregoing, the obligation to use "reasonable commercial efforts" to obtain waivers, consents and approvals to loan agreements, leases and other contracts shall not include any obligation to agree to a materially adverse modification of the terms of such documents or to prepay or incur additional material obligations to such other parties.

ARTICLE 13
TERMINATION, AMENDMENT AND WAIVER

13.1 Termination

This Agreement may be terminated by written notice given to the other Party hereto, at any time prior to the time APF first takes-up and pays for Hawk Shares:

(a) by mutual written consent of Hawk and APF;

(b) by either APF or Hawk if APF shall not have taken up and paid for the Minimum Required Shares under the Offer on or before the times required by this Agreement, unless the absence of such occurrence shall be due to the failure of the Party seeking to terminate this Agreement to perform the obligations under this Agreement required to be performed by it;

(c) by either APF or Hawk if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable, provided that the Party seeking to terminate this Agreement pursuant to this Section 13.1(c) shall have used all reasonable commercial efforts to remove such order, decree, ruling or injunction;

(d) by either APF or Hawk if there has been a material misrepresentation, breach or non-performance by the other Party of any material representation, warranty, covenant or obligation contained in this Agreement in any case which has, or is reasonably expected to have, a Material Adverse Effect on the non-breaching Party, provided that, in cases only where such misrepresentation, breach or non-performance is capable of being cured, the breaching Party has been given notice of and three Business Days to cure any such misrepresentation, breach or non-performance;

(e) by APF if APF has the right pursuant to Section 2.1(h) to refuse to make the Offer due to the failure, under circumstances other than those set forth in Section 13.1(d), of the conditions set out in Section 2.1(h);

(f) by APF or Hawk upon a fee as provided in Article 4 becoming payable;

(g) by Hawk if APF has not mailed the Offer Documents by the date set forth in Section 2.1(a) hereof;

(h) by Hawk if the Take-up Date has not occurred within 60 days following the Initial Expiry Time; or

(i) by Hawk if the condition set forth in paragraph (c) of Schedule C is not satisfied as of the Expiry Time.

13.2 Effect of Termination

In the event of the termination of this Agreement as provided in Section 13.1, this Agreement shall forthwith have no further force or effect and there shall be no obligation on the part of APF or Hawk hereunder except as set forth in Article 4, this Section 13.2 and Section 14.4, which provisions shall survive the termination of this Agreement. Nothing herein shall relieve any Party from liability for any breach of this Agreement provided that if Hawk became obligated to and has paid the fees provided for in Article 4, Hawk shall have no further liability under this Agreement.

In the event of termination of this Agreement, each of the Parties shall, subject to the terms of the Confidentiality Agreement, forthwith return to the other all confidential and other information relating to such other Party.

13.3 Amendment

This Agreement may be amended by mutual agreement between the Parties. This Agreement may not be amended except by an instrument in writing signed by the appropriate officers on behalf of each of the Parties.

13.4 Waiver

Each of APF, on the one hand, and Hawk, on the other hand, may:

(a) extend the time for the performance of any of the obligations or other acts of the other;

(b) waive compliance with any of the other's agreements or the fulfillment of any conditions to its own obligations contained herein; or

(c) waive inaccuracies in any of the other's representations or warranties contained herein or in any document delivered by the other Party hereto,

provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

ARTICLE 14
GENERAL PROVISIONS

14.1 Notices

All notices required or permitted under this Agreement shall be in writing and may be given by delivering or faxing same during normal business hours to the address set forth below. Any such notice or communication shall, if delivered, be deemed to have been given or made and received on the date delivered, and if faxed (with confirmation received), shall be deemed to have been given or made and received on the day on which it was so faxed. The Parties may give, from time to time, written notice of change of address in the manner aforesaid.

(a) If to APF:

APF Energy Trust
2100, 144 - 4th Avenue SW
Calgary, Alberta T2P 3N4
Attention: Steven G. Cloutier
President and Chief Operating Officer
Telecopy No.: (403) 294-1010

with a copy to:

Parlee McLaws LLP
3400, 150 - 6 Avenue SW
Calgary, Alberta T2P 3Y7
Attention: Nancy M. Penner
Telecopy No.: (403) 294-7052

(b) If to Hawk:

Hawk Oil Inc.
490, 734 - 7th Avenue S.W.
Calgary, Alberta T2P 3P8
Attention: Steve Fitzmaurice, President and Chief Executive Officer
Telecopy No.: (403) 313-4295

with a copy to:

McCarthy Tetrault LLP
3300, 421 - 7th Avenue S.W.
Calgary, Alberta T2P 4H2
Attention: Gregory Turnbull
Telecopy No.: (403) 260-3501

14.2 Miscellaneous

This Agreement (i) except for the Confidentiality Agreement, constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between the Parties, with respect to the subject matter hereof, and (ii) shall be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns. The Parties shall be entitled to rely upon delivery of an executed facsimile copy of this Agreement, and such facsimile copy shall be legally effective to create a valid and binding agreement among the Parties. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and

provisions hereof in any court of Alberta having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

14.3 Assignment

Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties without the prior written consent of the other Parties. Notwithstanding the foregoing, APF may assign all or any part of its rights or obligations under this Agreement to APF Energy or to one or more subsidiaries and provided further that if such assignment takes place, APF shall continue to be liable to Hawk for any default in performance by the assignee.

14.4 Expenses

Except as provided in Article 4, all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid in Canadian funds by the Party incurring such cost or expense, whether or not the Offer is consummated.

14.5 Severability

Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under Securities Laws. Any provision of this Agreement that is invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

14.6 Confidentiality Agreement

APF is hereby released from the standstill and related provisions of the Confidentiality Agreement in respect of the transactions contemplated by the Offer on the terms set out in this Agreement.

14.7 Counterpart Execution

This Agreement may be executed in any number of counterparts and each such counterpart shall be deemed to be an original instrument but all such counterparts together shall constitute one agreement.

14.8 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta.

14.9 Consent Regarding Depositary

Hawk consents to APF using Computershare Trust Company of Canada as APF's depositary with regard to the Offer.

14.10 Acknowledgement Re Unitholder Liability

The Parties acknowledge that obligations of APF hereunder shall not be personally binding upon any of the unitholders of APF and that any recourse against APF, or any unitholder in any manner in respect of any indebtedness, obligation or liability of APF arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation, claims based on negligence or otherwise tortious behavior, shall be limited to, and satisfied only out of, the Trust Fund as defined in the APF Governing Documents.

IN WITNESS WHEREOF, APF and Hawk have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

APF ENERGY TRUST by its duly authorized manager, **APF Energy Management Inc.**

Per: (signed) "*Steven Cloutier*"
Steven Cloutier
President and Chief Operating Officer

Per: (signed) "*Alan MacDonald*"
Alan MacDonald
Vice President, Finance

HAWK OIL INC.

Per: (signed) "*Steve Fitzmaurice* "
Steve Fitzmaurice
President, Chief Executive Officer

SCHEDULE A
CONDITIONS TO THE OFFER

Capitalized terms used in this Schedule A but which are not defined herein shall have the meanings set forth in the attached Pre-Offer Agreement dated December 8, 2002 (the "Agreement") between APF and Hawk.

Notwithstanding any other provision of the Offer, but subject to the provisions of this Agreement, APF reserves the right to withdraw or terminate the Offer and not take up and pay for, or to extend the period of time during which the Offer is open and postpone taking up and paying for, any Hawk Shares deposited under the Offer unless all of the conditions included in the Offer, substantially on the terms described below, are satisfied or waived by APF:

(a) at the Expiry Time, and at the time APF first takes up and pays for Hawk Shares under the Offer, there shall have been validly deposited under the Offer and not withdrawn at least 75% of the outstanding Hawk Shares (calculated on a diluted basis) (the "Minimum Condition");

(b) all requisite regulatory approvals, orders, rulings, exemptions and consents (including, without limitation, those of any stock exchanges and other Securities Authorities) shall have been obtained on terms and conditions satisfactory to APF in its sole discretion, acting reasonably, and all applicable statutory or regulatory waiting periods shall have expired or been terminated and no objection or opposition shall have been filed, initiated or made by any governmental agency or regulatory authority during any applicable statutory or regulatory period which shall not have been withdrawn, defeated or overcome which has or will likely have a Material Adverse Effect on APF's ability to take up and pay for all of the Hawk Shares tendered to the Offer or complete a compulsory acquisition or any subsequent acquisition transaction or which, in the sole discretion of APF, acting reasonably, is or would be materially adverse to the business of Hawk or to the value of the Hawk Shares to APF;

(c) no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or by any private person in Canada or elsewhere, whether or not having the force of law, and (ii) no law, regulation or policy (including applicable tax laws and regulations in those jurisdictions in which Hawk carries on business) shall have been proposed, enacted, promulgated, amended or applied, which in either case, in the sole judgement of APF, acting reasonably:

    (A) has the effect or may have the effect of cease trading the Hawk Shares, or enjoining, prohibiting or imposing material limitations, damages or conditions on the making of the Offer, or the purchase by, or the sale to, APF of the Hawk Shares or the right of APF to own or exercise full rights of ownership of the Hawk Shares;

(B) has had or, if the Offer was consummated, would result in, a Material Adverse Change in respect of Hawk or, in the case of (ii) above, would have a Material Adverse Effect on Hawk or APF; or

(C) has a Material Adverse Effect on the completion of any compulsory acquisition or any Second Stage Transaction;

(d) APF shall have determined in its sole judgement, acting reasonably, that there does not exist any prohibition at law against APF making the Offer or taking up and paying for all of the Hawk Shares under the Offer or completing any compulsory acquisition or Second Stage Transaction in respect of any Hawk Shares not acquired under the Offer;

(e) Hawk shall not have breached, or failed to comply with, in any material respect, any of its material covenants, representations, warranties or other obligations under the Agreement, and all representations and warranties of Hawk contained in the Agreement shall have been true and correct in all material respects as of the date of the Agreement and shall not have ceased to be true and correct in any material respect thereafter; provided that Hawk has been given notice of and three Business Days to cure any such breach, failure to comply or misrepresentation;

(f) the Agreement shall not have been terminated and no material provision of the Agreement shall have been held by a court, securities commission or other regulatory authority to be invalid or unenforceable in accordance with its terms; and

(g) there shall have been no Material Adverse Change in respect of Hawk since the date of the Agreement.

SCHEDULE B
FORMS OF PRESS RELEASES

A P F E N E R G Y T R U S T

NEWS RELEASE
TSX: AY.UN

APF ENERGY TRUST TO ACQUIRE HAWK OIL INC.

December 9, 2002 - APF Energy Trust ("APF") today announced that it has entered into an agreement to acquire the shares of Hawk Oil Inc. ("Hawk") for total consideration of approximately $46.1 million consisting of trust units of APF, cash and assumption of debt. It is expected that the transaction will close in early February, 2003.

Transaction Summary

The acquisition has the following attributes:

- Daily production of approximately 2,700 boe, consisting of 9.9 mmcf/d of gas (61%) and 1,174 of oil (39%).
- An average 98% working interest in a focussed group of properties, including gas assets at APF's new core area of Paddle River in Central Alberta.
- Attractive transaction metrics of $17,067 per flowing boe and $6.52 per boe in the ground.
- An established reserve life index of 7.1 years.
- Approximately 32,000 net undeveloped acres of land and an extensive proprietary seismic database.
- 81% of the established reserves are "proven".
- It is accretive to cash flow, reserves per unit, production per unit and net asset value per unit.

Detailed Information

APF has agreed to purchase the shares of Hawk, a public corporation trading on the Toronto Stock Exchange, for $4.80 per share plus the assumption of $9.3 million of debt at December 1, 2002. With 7,662,417 shares outstanding, and assuming an election for maximum cash of up to 25% of the purchase price, APF will issue 2,919,016 trust units (the "APF Units") at $9.45 per APF Unit. It is anticipated that the 788,900 options to acquire Hawk shares will be cancelled for cash prior to closing. The transaction will have an approximate aggregate value of $46.1 million. Griffiths McBurney and Partners has acted as financial advisor to Hawk and has provided a

verbal opinion that the consideration offered is fair, from a financial point of view, to Hawk's shareholders.

Hawk's oil and gas assets were evaluated by Gilbert Laustsen Jung Associates Ltd. in a report dated effective October 1, 2002 (the "GLJ Report"), a summary of which is set out below:

	Proved Producing	Total Proved	Proved + Probable	Proved + 1/2 Probable
Oil (mbbl)	1.61	3.75	5.61	4.68
Gas (bcf)	7.87	11.72	16.92	14.32
Total (mmboe)	2.92	5.70	8.43	7.06

Note: Numbers may not add due to rounding

GLJ is also APF's independent petroleum consultants.

The assets to be acquired by APF include natural gas interests at Paddle River, Vermillion and Holmberg, and heavy oil in the Lloydminster and Epping areas. The acquisition will increase APF's total daily production to approximately 12,900 boe, following closing of APF's other recently announced acquisition of gas assets in Paddle River, which should be completed on December 13, 2002.

The boards of directors of APF and Hawk have approved the transaction, and the board of directors of Hawk has resolved unanimously to recommend to its shareholders that they accept the APF offer. The transaction will be completed by way of a takeover bid and APF anticipates mailing its circular to Hawk shareholders prior to the end of the year. Closing is subject to the tendering of at least 75% of the outstanding shares of Hawk, regulatory approval and other standard conditions. APF expects to take up and pay for the Hawk shares in early February, accordingly the first distribution to which the Hawk shareholders will be entitled will be the February distribution payable on March 15, 2003.

The officers and directors of Hawk, and their associated entities, have agreed to execute lock-up agreements representing at least 32% of the fully-diluted outstanding shares of Hawk under which they will agree to deposit and not withdraw their shares under the offer. The board of directors of Hawk has also agreed that it will not solicit or initiate discussions or negotiations with any third party for any business combination involving Hawk. Under certain circumstances, Hawk has agreed to pay APF a non-completion fee of $1.5 million and APF has a right of first refusal in certain circumstances to match any unsolicited competing bid.

The cash portion of the transaction of up to $9.2 million will be funded by APF's available credit facility with a syndicate of banks led by National Bank of Canada ("National Bank"). Hawk also has its credit facility with National Bank, of which $9.3 million is currently drawn against a borrowing base of $23 million. Following the acquisition of the Paddle River assets and the completion of the Hawk transaction, and including all of the adjustments and transaction costs associated with both purchases, APF's combined debt will be approximately $98 million, before taking into account any capital expenditures in respect of current and anticipated development and optimization initiatives. Together with its own borrowing base, that of Hawk and the lending value of the Paddle River assets, APF's total debt capacity will be approximately $133 million.

As a result of APF's recently announced management internalization transaction, scheduled to be voted on by unitholders on December 18, 2002, APF Energy Management Inc. has agreed to waive the 1.5% acquisition fee to which it would otherwise be entitled, provided the internalization transaction closes as scheduled in early January. APF Energy Management Inc. similarly waived its fee in respect of the Paddle River acquisition.

The purchase of Hawk will further enhance APF's exposure to natural gas. Going forward, APF's production will be split as to 42% gas and 58% oil, of which 9% will be heavy oil.

None of Hawk's production is hedged or subject to any long-term delivery contracts, so APF has maximum flexibility in dealing with this portfolio of new assets.

Not included in Hawk's production or reserve numbers is a 100% interest (50% after payout) in a gas well drilled recently by the company at Paddle River, which will be tied-in later this month. In addition, Hawk plans to drill three 100% oil wells in the South Epping area by year end. In aggregate, the combined APF-Hawk capital expenditure program for 2003 is expected to reach approximately $18.5 million.

APF Energy Trust is a Calgary-based conventional oil and gas royalty trust that acquires, develops, produces and sells crude oil, natural gas, and natural gas liquids for the generation of cash distributions to unitholders. Trust units of APF are traded on The Toronto Stock Exchange under the symbol "AY.UN".

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction. The trust units of APF offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Certain statements in this material may be "forward-looking statements" including outlook on oil and gas prices, estimates of future production, estimated completion dates of construction and development projects, business plans for drilling and exploration, estimated amounts and timing of capital expenditures and anticipated future debt levels and royalty rates. Information concerning reserves contained in this material may also be deemed to be forward-looking statements as such estimates involve the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated by APF.

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

For further information, please contact:

APF Energy Inc.
Steve Cloutier, President & COO
Alan MacDonald, VP Finance
Telephone (403) 294-1000 • Toll Free (800) 838-9206
E-mail: invest@apfenergy.com
Internet: www.apfenergy.com

Hawk Oil Inc.
Steve Fitzmaurice, President & CEO
Telephone (403) 262-1131
E-mail: steve@hawkoil.com

SCHEDULE C
CONDITIONS IN FAVOUR OF HAWK

Capitalized terms used in this Schedule C but which are not defined herein shall have the meanings set forth in the attached Pre-Offer Agreement dated December 8, 2002 (the "Agreement") between APF and Hawk.

Notwithstanding any other provision of the Agreement, the board of directors of Hawk reserves the right to withdraw, modify or amend its recommendation with respect to the Offer unless all of the following conditions are satisfied or waived by Hawk prior to the Expiry Time:

(a) all requisite regulatory approvals and consents (including, without limitation, those of any stock exchanges and other Securities Authorities) shall have been obtained and all applicable statutory or regulatory waiting periods shall have expired or been terminated and no objection or opposition shall have been filed, initiated or made by any governmental agency or regulatory authority during any applicable statutory or regulatory period which shall have not been withdrawn, defeated or overcome;

(b) no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or by any private person in Canada or elsewhere, whether or not having the force of law, and (ii) no law, regulation or policy (including applicable tax laws and regulations in those jurisdictions in which Hawk carries on business) shall have been proposed, enacted, promulgated, amended or applied, which in either case, in the sole judgement of Hawk, acting reasonably has the effect or may have the effect of cease trading the Hawk Shares, or enjoining, prohibiting or imposing material limitations, damages or conditions on the making of the Offer, or the purchase by, or the sale to, APF of the Hawk Shares or the right of APF to own or exercise full rights of ownership of the Hawk Shares; or

(c) there shall have been no Material Adverse Change in respect of APF since the date of the Agreement; and

(d) APF shall not have breached, or failed to comply with, in any material respect, any of its material covenants, representations, warranties or other obligations under the Agreement, and all representations and warranties of APF contained in the Agreement shall have been true and correct in all material respects as of the date of the Agreement and shall not have ceased to be true and correct in any material respect thereafter; provided that APF has been given notice of and three Business Days to cure any such breach, failure to comply or misrepresentation.

SCHEDULE D
INFORMATION AND MATERIALS DELIVERED

TABLE OF CONTENTS

A P F E N E R G Y T R U S T

NEWS RELEASE
TSX: AY.UN

APF ENERGY UNITHOLDERS APPROVE INTERNALIZATION OF MANAGEMENT

Trust also announces increase in monthly distribution, updates operations and makes executive appointment

December 18, 2002 - APF Energy Trust (the "Trust") is pleased to provide the following update.

Internalization of Management

At a special meeting held earlier today, unitholders of the Trust overwhelmingly approved the internalization of management. Of the votes cast in person and by proxy, approximately 97% voted in favour of the internalization transaction, which will see the purchase by the Trust, indirectly, of all of the shares of APF Energy Management Inc. (the "Manager") for $9.25 million. The purchase price will be satisfied as to 75% by the issuance of trust units and 25% in cash. Closing is now expected to occur on January 2, 2003. In addition to the shareholders of the Manager, 35 other employees of the Manager will be receiving proceeds from the transaction.

The effect of the internalization will be the elimination of all recurring management fees, as well as the transaction fees associated with the purchase and sale of oil and gas properties. Since announcing the internalization on October 31, 2002, the Trust has completed or announced acquisitions with an aggregate value of approximately $68.4 million, in respect of which the Manager has voluntarily agreed to waive estimated transaction fees of $1.0 million.

Increase in Cash Distribution

As a result of the continued success of APF's development and optimization initiatives, higher commodity prices and the recently completed acquisition of assets at Paddle River, the Trust has increased its monthly distribution by 7% to $0.16 per unit. Payment will be made on January 15, 2003 to unitholders of record on December 31, 2002. The ex-distribution date is December 27, 2002. At this level, APF is maintaining a

conservative payout ratio of approximately 85%, yet still generating one of the highest yields among the income trust sector.

With this payment, APF will have paid twelve month trailing distributions of $1.81 per trust unit, providing unitholders with a cash yield of approximately 18% based on a recent trading price. Since completing its IPO at $10.00 per trust unit in December of 1996, APF has declared cumulative distributions of $11.81 per trust unit, rewarding unitholders with a compound annual rate of return of approximately 20%.

Operations Update

Since the end of the third quarter, APF has continued its development and optimization initiatives in several core areas:

- Southeast Saskatchewan: drilled and completed three horizontal oil wells (70-80% interest)
- Countess: brought on production from a 10-well shallow gas program (100% interest), and currently drilling another 20 wells (100% interest)
- Central Alberta: currently drilling one Cardium oil well (100% interest); drill three Mannville gas wells prior to year-end (100% interest)

Taking into account additional opportunities from recently completed or announced M&A activity, APF estimates that its 2003 capital expenditure budget will be approximately $18.5 million.

Risk Management Update

APF has taken further steps to provide unitholders with stable distributions by hedging additional crude oil and natural gas volumes. The following is an updated list of APF's commodity hedges:

Period & Instrument	Crude Oil		Natural Gas	
	Bbl/d	US$/bbl	Mcf/d	C$/mcf
Q1 2003 Swap	333	25.50		
Q1 2003 Collar	1,700	24.82-27.85	1,900	4.20-8.22
Q2 2003 Swap	1,495	26.26		
Calendar 2003 Swap			950	6.09

As announced on December 9, 2002, APF has entered into an agreement to acquire Hawk Oil Inc. ("Hawk"), a TSX-listed junior oil and gas company with daily production of approximately 2,700 barrels of oil equivalent. Hawk, whose production is 61% levered to natural gas, currently has no commodity hedges in place, thereby providing APF with maximum flexibility to consider further risk management initiatives. A takeover bid

circular is scheduled to be mailed by the end of the month, and closing is expected to occur in early February, 2003.

Executive Appointment

APF is pleased to announce that John Ewing has been appointed as Vice President, GeoScience, effective January 6, 2003. Mr. Ewing will replace Christian Buck, who left APF to pursue other opportunities. For the past two years, Mr. Ewing has been providing geological consulting services to several private oil and gas companies. Prior to that, Mr. Ewing was Vice President, Exploration, at Tethys Energy Inc. In his role, Mr. Ewing will be responsible for overseeing all of APF's geological and geophysical functions.

Certain statements in this material may be "forward-looking statements" including outlook on oil and gas prices, estimates of future production, estimated completion dates of construction and development projects, business plans for drilling and exploration, estimated amounts and timing of capital expenditures and anticipated future debt levels and royalty rates. Information concerning reserves contained in this material may also be deemed to be forward-looking statements as such estimates involve the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated by APF. **The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.**

For further information, please contact:
Steve Cloutier, President & Chief Operating Officer
Alan MacDonald, Vice President, Finance
Telephone (403) 294-1000 • Toll Free (800) 838-9206 • Fax (403) 294-1010
E-mail: invest@apfenergy.com • Internet: www.apfenergy.com

A P F E N E R G Y T R U S T

NEWS RELEASE
TSX: AY.UN

APF ENERGY TRUST TO ACQUIRE HAWK OIL INC.

December 9, 2002 - APF Energy Trust ("APF") today announced that it has entered into an agreement to acquire the shares of Hawk Oil Inc. ("Hawk") for total consideration of approximately $46.1 million consisting of trust units of APF, cash and assumption of debt. It is expected that the transaction will close in early February, 2003.

Transaction Summary

The acquisition has the following attributes:

- Daily production of approximately 2,700 boe, consisting of 9.9 mmcf/d of gas (61%) and 1,174 of oil (39%).
- An average 98% working interest in a focussed group of properties, including gas assets at APF's new core area of Paddle River in Central Alberta.
- Attractive transaction metrics of $17,067 per flowing boe and $6.52 per boe in the ground.
- An established reserve life index of 7.1 years.
- Approximately 32,000 net undeveloped acres of land and an extensive proprietary seismic database.
- 81% of the established reserves are "proven".
- It is accretive to cash flow, reserves per unit, production per unit and net asset value per unit.

Detailed Information

APF has agreed to purchase the shares of Hawk, a public corporation trading on the Toronto Stock Exchange, for $4.80 per share plus the assumption of $9.3 million of debt at December 1, 2002. With 7,662,417 shares outstanding, and assuming an election for maximum cash of up to 25% of the purchase price, APF will issue 2,919,016 trust units (the "APF Units") at $9.45 per APF Unit. It is anticipated that the 788,900 options to acquire Hawk shares will be cancelled for cash prior to closing. The transaction will have an approximate aggregate value of $46.1 million.

Griffiths McBurney and Partners has acted as financial advisor to Hawk and has provided a verbal opinion that the consideration offered is fair, from a financial point of view, to Hawk's shareholders.

Hawk's oil and gas assets were evaluated by Gilbert Laustsen Jung Associates Ltd. in a report dated effective October 1, 2002 (the "GLJ Report"), a summary of which is set out below:

	Proved Producing	Total Proved	Proved + Probable	Proved + 1/2 Probable
Oil (mbbl)	1.61	3.75	5.61	4.68
Gas (bcf)	7.87	11.72	16.92	14.32
Total (mmboe)	2.92	5.70	8.43	7.06

Note: Numbers may not add due to rounding

GLJ is also APF's independent petroleum consultants.

The assets to be acquired by APF include natural gas interests at Paddle River, Vermillion and Holmberg, and heavy oil in the Lloydminster and Epping areas. The acquisition will increase APF's total daily production to approximately 12,900 boe, following closing of APF's other recently announced acquisition of gas assets in Paddle River, which should be completed on December 13, 2002.

The boards of directors of APF and Hawk have approved the transaction, and the board of directors of Hawk has resolved unanimously to recommend to its shareholders that they accept the APF offer. The transaction will be completed by way of a takeover bid and APF anticipates mailing its circular to Hawk shareholders prior to the end of the year. Closing is subject to the tendering of at least 75% of the outstanding shares of Hawk, regulatory approval and other standard conditions. APF expects to take up and pay for the Hawk shares in early February, accordingly the first distribution to which the Hawk shareholders will be entitled will be the February distribution payable on March 15, 2003.

The officers and directors of Hawk, and their associated entities, have agreed to execute lock-up agreements representing at least 32% of the fully-diluted outstanding shares of Hawk under which they will agree to deposit and not withdraw their shares under the offer. The board of directors of Hawk has also agreed that it will not solicit or initiate discussions or negotiations with any third party for any business combination involving Hawk. Under certain circumstances, Hawk has agreed to pay APF a non-completion fee of $1.5 million and APF has a right of first refusal in certain circumstances to match any unsolicited competing bid..

The cash portion of the transaction of up to $9.2 million will be funded by APF's available credit facility with a syndicate of banks led by National Bank of Canada ("National Bank"). Hawk also has its credit facility with National Bank, of which $9.3 million is currently drawn against a borrowing base of $23 million. Following the acquisition of the Paddle River assets and the completion of the Hawk transaction, and including all of the adjustments and transaction costs associated with both purchases, APF's combined debt will be approximately $98 million, before taking into account any capital expenditures in respect of current and anticipated development and optimization initiatives. Together with its own borrowing base, that of Hawk and the lending value of the Paddle River assets, APF's total debt capacity will be approximately $133 million.

As a result of APF's recently announced management internalization transaction, scheduled to be voted on by unitholders on December 18, 2002, APF Energy Management Inc. has agreed to waive the 1.5% acquisition fee to which it would otherwise be entitled, provided the

internalization transaction closes as scheduled in early January. APF Energy Management Inc. similarly waived its fee in respect of the Paddle River acquisition.

The purchase of Hawk will further enhance APF's exposure to natural gas. Going forward, APF's production will be split as to 42% gas and 58% oil, of which 9% will be heavy oil.

None of Hawk's production is hedged or subject to any long-term delivery contracts, so APF has maximum flexibility in dealing with this portfolio of new assets.

Not included in Hawk's production or reserve numbers is a 100% interest (50% after payout) in a gas well drilled recently by the company at Paddle River, which will be tied-in later this month. In addition, Hawk plans to drill three 100% oil wells in the South Epping area by year end. In aggregate, the combined APF-Hawk capital expenditure program for 2003 is expected to reach approximately $18.5 million.

APF Energy Trust is a Calgary-based conventional oil and gas royalty trust that acquires, develops, produces and sells crude oil, natural gas, and natural gas liquids for the generation of cash distributions to unitholders. Trust units of APF are traded on The Toronto Stock Exchange under the symbol "AY.UN".

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction. The trust units of APF offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Certain statements in this material may be "forward-looking statements" including outlook on oil and gas prices, estimates of future production, estimated completion dates of construction and development projects, business plans for drilling and exploration, estimated amounts and timing of capital expenditures and anticipated future debt levels and royalty rates. Information concerning reserves contained in this material may also be deemed to be forward-looking statements as such estimates involve the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated by APF.

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

<u>**For further information, please contact:**</u>

APF Energy Inc.
Steve Cloutier, President & COO
Alan MacDonald, VP Finance
Telephone (403) 294-1000 • Toll Free (800) 838-9206
E-mail: invest@apfenergy.com
Internet: www.apfenergy.com

Hawk Oil Inc.
Steve Fitzmaurice, President & CEO
Telephone (403) 262-1131
E-mail: steve@hawkoil.com
Internet: www.hawkoil.com

A P F E N E R G Y T R U S T

NEWS RELEASE
TSX: AY.UN

APF ENERGY COMPLETES ACQUISITION OF GAS ASSETS

Oil and gas trust to be featured on Report on Business Television

December 16, 2002 - APF Energy Inc. ("APF"), the operating affiliate of APF Energy Trust, has completed the previously announced acquisition of natural gas assets at Paddle River, in Central Alberta. The net purchase price, following the exercise of rights of first refusal ("ROFRs") and adjustments to the October 1, 2002 effective date, was approximately $22.3 million. The purchase was financed with APF's existing credit facility.

Following the exercise of ROFRs, current production from the assets is approximately 860 barrels of oil equivalent per day, consisting of 4.2 million cubic feet of gas and 160 barrels of natural gas liquids. Since announcing the transaction on November 7, a gas well was drilled on the property, which will be tied-in within the next several weeks. APF's interest in that well is 60%. Further development on the property is contemplated during 2003, with details to be provided once APF has integrated these initiatives into its capital expenditure program. Including the development opportunities associated with the recently announced take-over of Hawk Oil Inc., it is expected that APF will spend at least $18.5 million next year on capital programs.

In other news, APF's President, Steve Cloutier, will appear on Report on Business Television on Wednesday, December 18, 2002 on the "Dynamic Power Breakfast", airing at 8:20 a.m. Eastern Standard Time. A replay will be available from the Report on Business Television website at www.robtv.com.

Certain statements in this material may be "forward-looking statements" including outlook on oil and gas prices, estimates of future production, estimated completion dates of construction and development projects, business plans for drilling and exploration, estimated amounts and timing of capital expenditures and anticipated future debt levels and royalty rates. Information concerning reserves contained in this material may also be deemed to be forward-looking statements as such estimates involve the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated by APF. **The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.**

For further information, please contact:
Steve Cloutier, President & Chief Operating Officer
Alan MacDonald, Vice President, Finance
Telephone (403) 294-1000 • Toll Free (800) 838-9206 • Fax (403) 294-1010
E-mail: invest@apfenergy.com • Internet: www.apfenergy.com